, 1999



To Lynch Stockholders:

I am writing to advise you about a spin off of the stock of Lynch Interactive Corporation, which you will receive shortly through a dividend on your Lynch common stock.

Lynch Interactive will consist primarily of the multimedia and services businesses of Lynch Corporation. Upon the spin off, Lynch Corporation will continue to own the manufacturing businesses of Lynch Corporation.

Lynch Interactive had revenues of $205.1 million for the year ended December 31, 1998 compared to revenues of $309.5 million for Lynch's manufacturing businesses. At December 31, 1998, the total assets of Lynch Interactive were $229.5 million compared to assets of $250.5 million for Lynch's manufacturing businesses.

I believe that the division of Lynch Corporation's businesses into a multimedia and services company and a manufacturing company is in the best interests of Lynch Corporation and its shareholders. It is intended to improve management focus, facilitate and enhance financings and set the stage for future growth. It could also help surface the underlying values of Lynch Corporation as the different business segments appeal to differing "value" and "growth" cultures in the investment community.

For each share of Lynch Common Stock owned by you on , 1999, you will receive one share of Common Stock of Lynch Interactive. The distribution is expected to be made on or about , 1999. Shareholders do not have to take any action to receive their Interactive shares.

For further information about Lynch Interactive and the spin off, please read the enclosed Information Statement. As described more fully in the Information Statement, Lynch has received a private letter ruling from the Internal Revenue Service that the spin off will not be taxable to the shareholders of Lynch and Lynch itself.

Mario J. Gabelli
Chairman of the Board and
 Chief Executive Officer

                          LYNCH INTERACTIVE CORPORATION
                       Information Statement Dated , 1999
             Re: Proposed Spin Off of Lynch Interactive Corporation

         This Information Statement is being furnished in connection with the spin off (the "Spin Off") by Lynch Corporation ("Lynch") to holders of its common stock, no par value per share ("Lynch Common Stock"), of all the outstanding shares of common stock, par value $.0001 per share ("Interactive Common Stock"), of Lynch Interactive Corporation, ("Interactive"). Lynch has transferred or will transfer to Interactive all of the multimedia and services businesses formerly conducted by Lynch, plus certain other assets. See "Business of Interactive."

         Shares of Interactive Common Stock will be distributed to holders of Lynch Common Stock of record as of the close of business on , 1999 (the "Record Date"). Each such holder will receive one share of Interactive Common Stock for each one share of Lynch Common Stock held on the Record Date. The Spin Off will be effective at 12:01 a.m. on , 1999. No consideration will be paid by Lynch's shareholders for shares of Interactive Common Stock. There is no current trading market for Interactive Common Stock. The Company has applied to list Interactive Common Stock on the American Stock Exchange.

         In reviewing this Information Statement, you should carefully consider the matters described under the caption "Risk Factors" on pages 7 - 10.


           NO SHAREHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR
                SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS INFORMATION STATEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Information Statement is being furnished by Lynch solely to provide information to shareholders of Lynch who will receive Interactive shares in the Spin Off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Lynch or Interactive. The information contained in this Information Statement is believed by Lynch and Interactive to be accurate as of the date set forth on its cover. It is not accurate in various respects, which may be material, as of the date the Information Statement is filed in preliminary form with the Security and Exchange Commission. Changes may occur after that date, and neither Lynch nor Interactive will update the information except in the normal course of their respective public disclosure practices.

         The information contained in this preliminary form of Information Statement filed with the Securities and Exchange Commission is intended to be as of the date to be set forth on the cover, is not necessarily accurate as of the date of filing of the preliminary form of Information Statement and is subject to change and correction.


                                      INDEX

 Item                                                           Page
Summary                                                          4

Forward Looking Information                                      5

Interactive                                                      5

Listing and Trading of Interactive Common Stock                  6

Risk Factors                                                     7

Capitalization of Interactive                                   10

Selected Financial Data                                         11

Management Discussion and Analysis of
     Financial Condition and Results of Operations              12

Business of Interactive                                         19
         I     Multi1media                                      19
         II    Services                                         28
         III   Spinnaker Stock                                  31
         IV    Other Information                                32

Relationship Between Lynch and Interactive After the Spin Off   32

Executive Officers and Directors of Interactive                 34

Corporate Expense                                               37

Transactions with Certain Affiliated Persons                    38

Principal Stockholders of Interactive                           39

Description of Capital Stock of Interactive                     40

Federal Income Tax Consequences of Spin Off                     41

Available Information                                           42

Index to Combined Financial Statements                          F-1

Combined Financial Statements                                   F-2


                                     Summary

1. Split Up of Lynch Corporation. Lynch Corporation ("Lynch") intends to split the Corporation into two parts:

     (i) Lynch Interactive Corporation ("Interactive" or the "Company"), which would own Lynch's multimedia and services businesses. In addition, Interactive would own 1 million shares of Common Stock of Spinnaker Industries, Inc. (representing approximately 13.6% of the equity and approximately 2.5% of the vote)(AMEX:SKK) ("Spinnaker"), Lynch's approximately 61% owned manufacturing subsidiary. These shares could be sold as needed to fund, in part, Lynch Interactive's proposed growth plans. Interactive had revenues of $205.1 million for the year ended December 31, 1998 and total assets of $229.5 million at December 31, 1998; and


     (ii) Lynch Corporation, which would continue to own Lynch's manufacturing businesses. Lynch had revenues of $309.5 million for the year ended December 31, 1998 and total assets of $250.5 million at December 31, 1998.

2. How Effected. The split would be effected by Lynch distributing to its shareholders, in the form of a stock dividend, one share of Interactive Common Stock for each outstanding share of Lynch Common Stock. Lynch shareholders do not have to take any action to receive their Interactive shares.

3. Purpose. The purpose of the Spin Off is to improve management focus, facilitate and enhance financings and position the two companies for future growth. The Spin Off could also help surface the underlying values of Lynch as the different business segments appeal to differing "value" and "growth" cultures in the investment community. By simplifying Lynch, it is expected that each company would be more easily understood by investors.

4. Timing. Lynch expects to distribute the stock dividend on or about _______, 1999,to shareholders of record as of the close of business on _________, 1999.

5. Non-Taxable. Lynch has obtained a private letter ruling from the Internal Revenue Service which holds that the value of the stock distributed as a dividend in the Spin Off is not taxable to the recipient. See "Federal Income Tax Consequences."

6. Stock Exchange Listing. It is expected that Lynch common stock will remain listed on the American Stock Exchange ("AMEX"). Interactive has applied for the listing of its common stock on the AMEX.

7. Dividend Policy. Lynch has not paid any cash dividends on its Common Stock since 1989. Interactive does not expect to pay cash dividends on its Common Stock in the foreseeable future. Interactive currently intends to retain its earnings, if any, for use in its business. Future financings may limit or prohibit the payment of dividends.

8. Relationship with Lynch. Following the Spin Off, Interactive will be an independent public company, and Lynch will have no continuing stock ownership interest in Interactive. Six current directors of Lynch will become the initial directors of Interactive. It is expected that for a period of no more than three years following the Spin Off, the executive officers of current Lynch will also be executive officers of Interactive. At the Spin Off, the employees of the corporate office of Lynch will become employees of Interactive, and Lynch will be charged a management fee for corporate services provided by the Interactive corporate office to Lynch. Lynch will initially have no corporate office employees of its own. Lynch and Interactive will enter into a Separation Agreement governing their relationship subsequent to the Spin Off, including the provision of management services and the allocation of tax and certain other liabilities and obligations.
                                        4

                           FORWARD LOOKING INFORMATION

         This Information Statement contains certain forward looking information, including without limitation "Listing and Trading of Interactive Common Stock," "Risk Factors," "Business of Interactive - harvesting of assets" initiative, "Business of Interactive-I. Multimedia" - "Regulatory Environment" and possible changes thereto, "Business of Interactive- I. Multimedia -Competition ," "Business of Interactive- Multimedia- Personal Communications Services ("PCS")," "Business of Interactive-Morgan's Growth Strategy," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Interactive" including financing requirement and alternatives, a cost cutting initiative, quantitative and qualitative disclosure about market risk, and Year 2000 matters, and "Notes to Financial Statements of Interactive." It should be recognized that such information are estimates or forecasts based upon various assumptions, including the matters referred to therein, as well as meeting Interactive's internal performance assumptions regarding expected operating performance and the expected performance of the economy and financial markets as it impacts the Company's businesses. As a result, such information is subject to uncertainties, risks and inaccuracies.

                                   Interactive

         At the time of the Spin Off, Interactive will hold the multimedia and services businesses of Lynch.

         The multimedia business currently consists of the

     (i) ownership of ten rural telephone companies (with minority interests of 0% to 20%) in seven states serving approximately 37,600 access lines as of December 31, 1998, and companies offering related telecommunications services;

     (ii) a 20% interest and a 50% interest (after conversion of preferred stock), respectively, in two network televison stations, one serving the Rock Island and Moline, Illinois and Davenport and Bettendorf, Iowa markets and the other serving the Ames/Des Moines, Iowa market (these interest are accounted for under the equity basis); and

     (iii)minority investments in entities holding personal communications services ("PCS") licenses.

         Interactive's strategy is to grow its telecommunications businesses through an active acquisition program, providing services to new customers, or additional services to existing customers, upgrading existing customers to higher levels of service and by offering related services in its existing service areas and areas adjacent to existing service areas. In late May 1999, Interactive subsidiaries entered into an agreement to acquire Central Scott Telephone Company for approximately $28 million.

         The services businesses are conducted through Lynch's 55% (as of March 31, 1999) owned subsidiary, The Morgan Group, Inc. (AMEX:MG)("Morgan"). Morgan is the nations's largest publicly owned service company in managing the delivery of manufactured homes, commercial vehicles and specialized equipment in the United States. Morgan provides outsourcing transportation services through a national network of approximately 1,530 independent owner operators and approximately 1,420 other drivers. Morgan dispatches its drivers from 105 locations in 32 states. Morgan's largest customers include Oakwood Homes Corporation, Fleetwood Enterprises, Inc., Champion Enterprises, Inc., Winnebago Industries, Inc., Clayton Homes, Inc., Cavalier Homes, Inc., Palm Harbor Homes, Inc. Four Seasons Housing, Inc., Ryder Systems, Inc. and Fairmont Homes, Inc. Morgan's services also include providing certain insurance and financing services to its owner operators.

         Morgan's strategy is to grow through expansion in the niche businesses already being serviced with particular emphasis on outsourcing, along with pursuing acquisitions of niche transportation carriers who are servicing their customer base with unique service and/or equipment. In addition, Morgan will look to expand insurance product offerings to drivers through its subsidiary Interstate Indemnity Company and to broaden its financing activities through Morgan Finance, Inc.

         Interactive will also own 1,000,000 shares of Common Stock of Spinnaker (13.6% of the total common equity and 2.5% of the total voting power). Spinnaker is a leading manufacturer of adhesive backed paper label stock and industrial tape for the packaging industry as well as being a major supplier of stock for pressure sensitive U.S. postage stamps. In April 1999, Spinnaker announced that it had entered into contracts to sell its industrial tape businesses. See "Business of Interactive - Spinnaker Stock."

Listing and Trading of Interactive Common Stock

         There is not currently a public market for Interactive Common Stock. Interactive has applied for the listing of Interactive Common Stock on the American Stock Exchange ("AMEX"). Assuming such listing is approved, it is possible that trading may commence on a "when-issued" basis prior to the Spin Off. On the first AMEX trading day following the Spin Off, "when-issued" trading in respect of Interactive Common Stock will end and "regular-way" trading will begin. The AMEX will not approve any trading in respect of Interactive Common Stock until the Securities and Exchange Commission (the "SEC") has declared effective Interactive's Registration Statement on Form 10 (the "Registration Statement") in respect of the Interactive Common Stock.

         There can be no assurance as to the price at which  Interactive  Common
Stock will trade before, on or after the Spin Off. Until Interactive Common Stock is fully distributed and an orderly market develops in Interactive Common Stock, the price at which such stock trades may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. The price of Interactive Common Stock will be determined in the marketplace and may be influenced by many factors, including without limitation (i) the depth and liquidity of the market for Interactive Common Stock, (ii) developments affecting its businesses generally, (iii) investor perception of Interactive and the businesses in which Interactive participates and (iv) general economic and market conditions. In addition, the combined trading prices of Interactive Common Stock and Lynch Common Stock held by stockholders after the Distribution may be less than, equal to or greater than the trading price of Lynch Common Stock prior to the Distribution.

         Interactive initially will have approximately 916 stockholders of record based upon the number of stockholders of record of Lynch as of June 1, 1999.

         The shares distributed to Lynch shareholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Interactive under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed affiliates of Interactive after the Spin Off generally include individuals or entities that control, are controlled by or are under common control with Interactive. Persons who are affiliates of Interactive will be permitted to sell their Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

                                  RISK FACTORS

A.       Relating to Interactive's Businesses

Interactive Intends to Grow by Acquisitions/High Leverage

         As it has in the past, Interactive intends to grow its telecommunications and services businesses through acquisitions. Future acquisitions may be substantially larger than in the past. Accordingly, Interactive would be subject to all of the risks of an acquisition program, including being able to find and complete acquisitions at an attractive price and being able to integrate and operate successfully any acquisitions made.

         As a result of acquisitions, Interactive has a relatively high total debt to equity ratio of 7.0 to 1 at March 31, 1999. In addition, certain subsidiaries also have high debt to equity ratios. Interactive also expects to fund the acquisition of Central Scott Telephone Company (an acquisition agreement which was signed in late May 1999) principally through borrowings, which would increase Interactive's debt to equity ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Interactive - I. Multimedia, A. Telecommunications - Telephone Acquisitions" below.

Interactive Will Need Funds

         An acquisition program would require substantial additional debt and equity funds. In accordance with its representations to the Internal Revenue Service in connection with obtaining its tax ruling, Interactive intends to make at least an approximately $15 million public equity offering of its stock within a year of the Spin Off. There is no assurance that financial market conditions will be favorable or that Interactive can raise additional debt and equity funds or on terms attractive to Interactive. If Interactive cannot raise sufficient equity funds, its leverage may increase, increasing financial risk. If a major acquisition were to perform substantially below projections, that could also increase financial risks. See "Business - Multimedia" and "Management's Discussion of Financial Condition and Results of Operations."

Interactive Intends to Enter New Related Businesses

         Interactive intends to enter into or expand related telecommunications businesses such as internet service provider, long distance resale and competitive local exchange carrier ("CLEC") services. Morgan may also initiate new services or products. There is no assurance that Interactive can successfully develop these businesses or that these new or expanded businesses can be made profitable within a reasonable period of time. Such businesses, in particular any CLEC businesses, would not be expected to be profitable initially or for a period of time.

         It is also possible that Interactive could determine to acquire businesses unrelated to its current businesses.

         See "Business of Interactive - Multimedia - Related Businesses."

Telecommunications Regulations/Competitive Environment is Changing

         Interactive's local exchange carrier ("LEC") telephone operations do not have significant wireline competition at the present time. Because of the rural nature of their operations and related low population density, they are high cost operations which receive substantial Federal and state subsidies.

     The regulatory environment for LEC operations has begun to change. A principal purpose of the

Federal Telecommunications Act of 1996 (the "1996 Act") was to encourage competition in local telephone services. Though the 1996 Act reaffirmed Federal policy of universal telephony service at fair and reasonable rates, the 1996 Act and related proceedings will also change the method of subsidizing high cost rural LECs such as Interactive's and the new methods have not yet been determined. Similar regulatory changes have also been initiated in many of the states in which Interactive operates. Because of its low population density and high cost operations, Interactive believes that competition will be slower in coming to its service areas than to larger urban areas. Interactive also believes that a satisfactory subsidization mechanism will be developed to compensate Interactive's LEC's for their high cost service areas; however, these are very significant issues to Interactive and there can be no assurance as to how such issues will ultimately be determined. See "Business - Multimedia - Competition and Regulation."

Interactive Has PCS Investments

         Interactive has substantial investments in two PCS licensees - Fortunet Communications, L.P., a C- Block licensee ($18.8 million at December 31, 1998), and East/West Communications, Inc., an F-Block licensee ($4.8 million at December 31, 1998). Certain C-Block licensees, including Fortunet, have experienced financial problems, and the three largest original C-Block licensees have filed for protection under the Bankruptcy Act. Neither Fortunet nor East/West has determined what they intend to do with their licenses. PCS is subject to many risks, and there is no assurance that Interactive will receive back its investments in PCS. On April 15, 1999, the Federal Communications
Commission completed a reauction of all the "C Block" licenses that were returned to it subsequent to the original auction, including the 15MHz licenses that Fortunet returned on June 8, 1998, in the basic trading areas of Tallahassee, Panama City, and Ocala, Florida. In that reauction, the successful bidders paid a total of $2.7 million for the three licenses as compared to the $18.8 million carrying amount of Interactive's investment in Fortunet. Accordingly, for the quarter ended March 31, 1999, Interactive has provided a reserve of $15.4 million to write down its investment in Fortunet to reflect the amount bid for similar licenses in the reauction, plus an additional $0.7 million of capitalized expenses and interest, to leave a net carrying value of $3.4 million. See "Business - Multimedia - PCS."

Harvesting Initiative Risk

         Interactive has indicated that it may attempt to sell all or portions of certain operating entities, including its television station investments and certain Interactive telephone operations where competitive local exchange carrier opportunities are not readily apparent. There can be no assurance that any such transaction can be consummated on terms favorable or acceptable to Interactive.

Morgan Depends on Manufactured Housing Industry

         Morgan's business is dependent, to a significant extent, on the manufactured housing industry which is subject to broad production cycles. In addition to general economic conditions, the manufactured housing industry is affected by fluctuations in interest rates and the availability of credit to purchasers of manufactured homes. Interactive believes that demand for manufactured housing will continue to grow but there can be no assurance.
Shipments by the manufactured housing industry could decline relative to historical levels. See "Business - Services."

Morgan Claims Costs May Affect Profitability

         A principal factor in the profitability of Morgan's business has been the cost of claims, both for personal injuries resulting from vehicle accidents and damage to homes and vehicles being transported, and related insurance costs. While Morgan's management has devoted substantial attention to controlling claim costs, there is no assurance that claims and insurance costs will not in the future substantially affect profitability. See "Business - Services - Risk Management, Safety and Insurance." Morgan Has Limited Number of Major Customers

         Historically, a majority of Morgan's operating revenues have been derived under contracts with customers. Such contracts generally have one, two, or three year terms. There is no assurance that customers will agree to renew their contracts on acceptable terms or on terms as favorable as those currently in force. Morgan's top ten customers have historically accounted for a majority of the Company's operating revenues. The loss of one or more of these significant customers could adversely affect Morgan's results of operations.
See "Business - Services - Customers and Marketing."

Morgan Has to Compete For Qualified Drivers

         Recruitment   and  retention  of  qualified   drivers  and  independent
owner-operators is highly competitive. Morgan's contracts with independent owner-operators are terminable by either party on ten days' notice. There is no assurance that Morgan's drivers will continue to maintain their contracts in force or that Morgan will be able to recruit a sufficient number of new drivers on terms similar to those presently in force. Morgan may not be able to engage a sufficient number of new drivers to meet customer shipment demands from time to time resulting in loss of operating revenues that might otherwise be available to Morgan.

Morgan Use of Independent Contractors

         From time to time, tax authorities have sought to assert that independent contractors in the transportation service industry are employees, rather than independent contractors. Under existing interpretations of federal and state tax laws, Morgan maintains that its independent contractors are not employees. There can be no assurance that tax authorities will not challenge this position, or that such tax laws or interpretations thereof will not change. If the independent contractors were determined to be employees, such determination could materially increase Morgan's payroll tax and workers' compensation insurance costs. See "Business - Services - Regulation."

Interactive May Have Difficulty Selling Spinnaker Stock

         Interactive owns 1,000,000 shares of Spinnaker Common Stock which constitutes 26.5% of the class and 13.6% of the total outstanding common stock of Spinnaker. In addition to the risks of Spinnaker's business, because of Interactive's large position and the limited trading in Spinnaker Common Stock, it may be difficult for Interactive to sell such stock and realize its value if and when it wants to. In April 1999, Spinnaker announced that it had entered into contracts to sell its industrial tape units. See "Business of Interactive - Spinnaker Stock."

Year 2000 Matters

         Reference is made to Management's Discussion of Financial Condition and Results of Operations for a discussion of "Year 2000" matters.

B.   Control/Management and Transaction Risks

Interactive Depends on Controlling Shareholder

         Because of his approximate 22.8% ownership interests in Interactive and Lynch and his positions as Chairman and Chief Executive Officer of both Interactive and Lynch, Mario J. Gabelli may be deemed to control both Interactive and Lynch. As a result, transactions subsequent to the Spin Off between Interactive and Lynch may not be at arms length. There can also be no assurance that his interest in Interactive will coincide with the interests of other shareholders. In addition, since Mr. Gabelli is also Chairman and Chief Executive Officer of Gabelli Funds, Inc. and Gabelli Asset Management Inc., major investment and securities companies, and of Lynch, Mr. Gabelli does not work for Interactive on a full-time basis. If Mr. Gabelli were to cease to provide executive services to Interactive, it could have a material adverse effect on Interactive. See "Necessity to Split Interactive/Lynch Management" below and "Principal Stockholders."

Necessity to Split Interactive/Lynch Management

         After a transition period of up to three years, the principal executive officers of Interactive, including Mr. Gabelli, can no longer be the principal executive officers of both Interactive and Lynch, although Mr. Gabelli can remain Chairman of the Board of the company of which he is not the chief executive officer. No determination has been made at this time as to which company the executive officers will continue to serve.

Tax Free Spin Off Ruling

         In connection with obtaining the rulings from the Internal Revenue Service ("IRS") as to the tax-free nature of the Spin Off, Lynch made certain representations to the IRS, which include, among other things, certain representations as to how Lynch and Interactive intend to conduct their businesses in the future. Among other representations, Lynch represented that a principal purpose of the Spin Off was to facilitate a public offering of Interactive stock to finance Interactive's acquisition program and that Interactive would make at least an approximately $15 million public offering within one year of the Spin Off. In addition, Lynch represented that the principal executive officers of Interactive would remain the principal executive officers of both Interactive and Lynch only for a transition period of up to three years from the date of the Spin Off. If Lynch or Interactive should violate such representations, the IRS could take the position that its rulings are not binding and that Interactive and/or its shareholders are subject to tax.

                          CAPITALIZATION OF INTERACTIVE

         The following table sets forth the capitalization of Interactive and its subsidiaries at March 31, 1999. This table should be read in conjunction with the Combined Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

Short-Term Debt                                              $ 11,605,000

Long-Term Debt                                               $125,672,000

Equity, Investments By and Advances From Lynch Corporation   $ 19,513,000

         As part of its request for the tax ruling, Lynch has represented to the IRS that a principal purpose of the Spin Off was to facilitate an equity offering of Interactive stock to finance Interactive's acquisition program and that Interactive would make at least an approximately $15 million public offering within one year from the date of the Spin Off. There is no assurance that the financial market conditions will be favorable or that Interactive can raise additional funds on terms attractive to it.



                             SELECTED FINANCIAL DATA


                           Selected Financial Data(e)
                                 (In Thousands)


                                              3 Months Ended
                                                 March 31,
                                          ------------------------                    Year Ended December 31,
                                                                    ------------------------------------------------------------
                                               1999         1998        1998         1997        1996        1995         1994
                                           -----------  ----------- -----------  ----------- ----------- -----------  -----------

Sales and revenues (a)                    $  48,712    $  46,903    $ 205,076    $ 194,062    $ 160,816    $ 145,900    $ 122,024
Costs and expenses                           45,145       44,580      188,419      182,774      158,876      139,801      114,638
Operating profit (b)                          3,567        2,323       16,657       11,288        1,940        6,099        7,386
Net financing activities (c)                 (2,126)      (2,206)      (9,147)      (8,187)      (4,452)      (2,484)      (3,457)
Reserve for impairment of  investment
 in PCS license  holders                    (15,406)           -       (7,024)           -            -            -
Gain on sales  of subsidiary and
 affiliate stock and other
 operating  assets                                -            -        3,198          263        1,072           59          190

Income (loss) before income  taxes,
 minority interests and
 extraordinary item                         (13,965)         117       10,708       (3,660)      (1,440)       3,674        4,119
(Provision) benefit for  income taxes         4,650          (37)      (4,857)         830          251       (1,730)      (1,534)
Minority interest                              (199)          20       (1,224)        (631)         747       (1,409)      (1,147)
Income (loss) before extraordinary item      (9,514)         100        4,627       (3,461)        (442)         535        1,438

Cash, marketable securities and
  short- term investments                 $  17,417    $  19,503    $  27,988    $  28,043    $  25,541    $  21,148    $  29,870

Total assets                                206,582      234,584      229,479      234,376      213,771      141,088      125,961

Long-term debt                              125,672      132,441      127,663      134,200      123,002       75,472       67,094

Equity, investments by and advances
 from Lynch Corporation (d)               $  19,513    $  21,446    $  29,544    $  21,987    $  24,382    $  19,815    $  16,782


(a) Includes results of Station WOI-TV (9,674) from March 1, 1994, Haviland Telephone Company from September 26, 1994, Dunkirk and Fredonia Telephone Company from November 26, 1996, Transit Homes of America from December 30, 1996, and Upper Peninsula Telephone Company from March 18, 1997.

(b) Operating Profit is sales and revenues less operating expenses, which excludes investment income, interest expense, share of operations of affiliated companies, minority interests and taxes.

(c) Consists of investment income, interest expense and equity in earnings of affiliated companies.

(d) No cash dividends have been declared over the period. In 1997, for each share of Lynch Common Stock, shareholders received one share of East/West Communications, Inc., an F-Block PCS licensee with licenses covering a population of 20 million. These shares had a net book value of $0.12 per share.

(e) The data should be read in conjunction with the combined financial statements, related notes and other financial information included herein.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This  discussion  should  be  read  together  with  Combined  Financial
Statements of Interactive and the notes thereto included herein and the Risk Factors set forth above.

Overview

         After the Spin Off, Interactive will own the multimedia and services businesses previously owned by Lynch. In addition, Interactive will own 1 million shares of Spinnaker. The Spin Off marks the beginning of Interactive's operations as an independent, publicly-traded company. As such, the combined Interactive financial statements may not be indicative of Interactive's future performance, nor do they necessarily reflect what the financial position and results of operations of Interactive would have been if it had operated as a separate stand-alone entity during the periods covered.

FIRST QUARTER OF 1999 COMPARED TO 1998

         Revenues for the first quarter of 1999 increased by $1.8 million, or 4%, to $48.7 million from the first quarter of 1998. Within the operating segments: multimedia, whose revenues increased 3.6%, contributed $0.5 million to the increase and services, whose revenues increased 4%, contributed $1.3 million to the increase.

         Multimedia revenues grew primarily due to growth in both telecommunications services as well as the provision of non-traditional telephone services such as Internet. Morgan's revenues grew due to growth in Specialized Outsourcing Services whose revenues increased by 14%.

         Operating profit for the first quarter of 1999 increased by $1.2 million to $3.6 million from the first quarter of 1998 due to increase in services. Operating profit in the multimedia segment was flat as a $0.1 million increase in operating profit from operations was offset by additional allocation of corporate overhead. Morgan's operating results swung from a loss of $0.3 million in the first quarter of 1998 to a profit of $0.3 million in the first quarter of 1999 due to better pricing and a reduction of Morgan's operation cost structure. Net corporate expense was $0.3 million in the first quarter of 1999 compared to $0.9 million in the first quarter of 1998. Effective September 30, 1998, Lynch amended its SAR (stock appreciation rights) Program so that the SARs become exercisable only in the event the price for Lynch's shares double from the SAR grant price within five years from the original issuance. This amendment eliminated the recording of the profit and loss effect from changes in the market price in Lynch's common stock until it is probable that the SARs will become exercisable. During the first quarter of 1998, Lynch allocated $0.8 million SAR expense to Interactive as compared to no income or expense in 1999. It is expected that Interactive will adopt a SAR program similar to Lynch's.

         Investment income in the first quarter of 1999 of $0.8 million increased by $0.2 million from the first quarter of 1998 due to change in unrealized gain (loss) of marketable securities.

         Interest expense decreased by $0.1 million to $2.7 million in the first quarter of 1999 from $2.8 million in the first quarter of 1998, as reduced borrowings were offset by the lower capitalized interest on the Company's investment in PCS licenses.

         A Lynch subsidiary has loans to and a 49.9% limited partnership interest in Fortunet Communications, L.P. ("Fortunet"). Fortunet's only assets consist of three 15MHz personal communications licenses that were acquired in the C-Block auction held by the Federal Communications Commission ("FCC"). In that auction, Fortunet acquired 30MHz licenses in these markets, but on June 8, 1998, under FCC restructuring options, it returned 15MHz of the original 30MHz acquired. On April 15, 1999, the FCC completed the reauction of all the C-Block licenses that were returned to it since the original C-Block auction, including the three 15MHz licenses that Fortunet returned. In that reauction, the successful bidders paid a total $2.7 million for the three licenses as compared to $18.7 million carrying amount of Lynch's investment in Fortunet. Accordingly, for the quarter ended March 31, 1999, Lynch has recorded a write-down of $15.4 million in its investment in Fortunet to reflect the amount bid for similar licenses in the reauction, plus an additional $0.7 million of capitalized expenses and interest to leave a net carrying value of $3.4 million.

         The income tax provision (benefit) includes federal, as well as state and local taxes. The tax provision (benefit) for the three months ended March 31, 1999 and 1998, represent effective tax rates of (33%) and 21%, respectively. The differences from the federal statutory rate are principally due to the effect of state income taxes and amortization of non-deductible goodwill. Of note, no state tax benefit has been provided for the reserve for the impairment of $15.4 million in the investment in PCS license holders.

         Minority interest decreased profitability by $0.2 million in 1999 versus a $20 thousand contribution of income in 1998. Of note, the reserve for impairment of PCS operations had no effect on minority interest.

         Net loss for the three months ended March 31, 1999 was ($9.7) million as compared to a net income of $0.1 million in the previous year's quarter. The reserve for the impairment of the investment in PCS license holders ($10.2 million net of income tax benefit) was the primary cause for the swing.

RESULTS OF OPERATIONS
YEAR 1998 COMPARED TO 1997

         Revenues increased to $205.1 million in 1998 from $194.1 million in 1997, a 6% increase. In the multimedia segment, revenues increased by $6.7 million, or 14% from the previous year, partially due to the acquisition of Upper Peninsula Telephone Company in which control was acquired on March 18, 1997, the remainder primarily coming from growth in regulated and deregulated revenues. In addition, 1998 results include management service income of $1.0 million related to compensation for bidding and administrative services provided in certain PCS auctions. For telecommunications businesses owned for comparable periods in both years, revenues increased by 9%. At The Morgan Group, Inc., revenues increased by $4.3 million, or 3% due to gains in Specialized Transport.

         Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $30.9 million in 1998 from $24.6 million in 1997, a $6.3 million, or 26% increase. EBITDA is presented because it is a widely accepted financial indicator of value and ability to incur and service debt. EBITDA is not a substitute for operating income or cash flows from operating activities in accordance with generally accepted accounting principles. EBITDA for the telecommunications segment, which for 1998 represented 93% of combined EBITDA, increased by $4.7 million, or 20%, from 1997 to 1998. $1.4 million of this increase was due to the acquisition of Upper Peninsula Telephone Company. The remaining increase was due to growth in regulated and deregulated operations. For telecommunications businesses owned for comparable periods in both years, EBITDA increased by 13%. EBITDA at The Morgan Group, Inc. which represents 10% of combined EBITDA increased by $1.1 million, or 52% from 1997's EBITDA primarily due to the absence of special charges in 1998, special charges were $0.6 million in 1997.

         Operating profits for 1998 were $16.7 million, up from $11.3 million in 1997. The telecommunications segment's operating profits grew $3.9 million due to the inclusion of Upper Peninsula Telephone Company for the full year and revenue growth. Operating profits in the services segment increased by $1.0 million, or 98%, due to the absence of special charges.

         Effective September 30, 1998, Lynch amended its SAR program so that the SARs become exercisable only in the event the price for Lynch's shares double from the SAR grant price within five years from the original issuance. This amendment eliminated the recording of the profit and loss effect from changes in the market price in Lynch's common stock until it is probable that the SARs will become exercisable. During 1997, Lynch allocated $0.4 million SAR expense to Interactive and in 1998, prior to the amendment of the program, $0.2 million in SAR income.

         Investment income was approximately $1.9 million in 1998 compared to $1.7 million in 1997.

         Interest expense increased by $0.6 million in 1998 when compared to 1997. The increase is due primarily to the debt related to the purchase of Upper Peninsula Telephone Company for the full year in 1998.

         As of December 9, 1998, WNM Communications, Inc. a Lynch Telephone Corporation subsidiary, sold the assets of its direct broadcast satellite business serving portions of New Mexico for approximately $3.1 million. As a result of the transaction, a pre-tax gain on the sale of the assets of approximately $2.7 million was recognized and classified as gain on sales of subsidiary stock and other operating assets in the combined statements of operations.

         In 1997, Lynch Interactive recorded a write-off of 30% of the investment in, loans to, and deferred costs associated with its subsidiary's 49.9% equity ownership in Fortunet Communications, L.P. ("Fortunet"), a partnership formed to acquire, construct and operate licenses for the provision of personal communications services ("PCS") acquired in the FCC's C-Block PCS auction. Such write-off amounted to $7.0 million, or $4.6 million after tax benefit (see discussion below). No such write-off occurred in 1998. On April 15, 1999, the Federal Communications Commission completed a reauction of all the C-Block PCS licenses that were returned to it subsequent to the original auction, including the 15 MHZ licenses that Fortunet returned in June 1998 in the basic trading areas of Tallahassee, Panama City, and Ocala, Florida. The final net cost of these licenses in the reauction was substantially below Fortunet's cost of the licenses it retained in these markets. During the first quarter of 1999, Lynch Interactive recorded an additional write down of $15.4 million. See "First Quarter 1999 compared to 1998."

         The 1998 tax provision of $4.9 million, includes federal, state and local taxes and represents an effective rate of 45% versus 23% effective tax benefit rate in 1997. The difference in the effective rates is primarily due to the effects of the amortization of goodwill, state taxes, and losses of subsidiaries.

         During 1998, minority interest was $1.2 million compared with $0.6 million in 1997.

YEAR 1997 COMPARED TO 1996

         Revenues increased to $194.1 million in 1997 from $160.8 million in 1996, a 21% increase. Acquisitions made during late 1996 and early 1997 in the multimedia and service segments were the most significant contributors to this increase. In the multimedia segment, revenues increased by $19.3 million to $47.9 million from $28.6 million in the previous year. Dunkirk and Fredonia Telephone Company, which was acquired on November 26, 1996, contributed $10.3 million compared to $0.9 million in 1996. Upper Peninsula Telephone Company, control of which was acquired on March 18, 1997, contributed $7.2 million to this segment's revenue increase. For telecommunications businesses owned for comparable periods in both years, revenues increased by 10%. In the services segment, revenues of $21.2 million resulting from the acquisition of Transit Homes of America, Inc. on December 31, 1996, offset by lower "Truckaway" revenues, was the primary contributor to the revenue increase at The Morgan Group, Inc.

         EBITDA increased to $24.6 million in 1997 from $12.1 million in 1996, a $12.5 million, or 103%
increase. EBITDA for the multimedia segment, which for 1997 represented 99% of combined EBITDA, increased $8.8 million in 1997, to $24.7 million from $15.9 million in 1996. The increase is primarily attributable to the acquisition of Dunkirk & Fredonia Telephone Company in November 1996 and Upper Peninsula
Telephone Company in March 1997. For telecommunications businesses owned for comparable periods in both year, EBITDA increased by 14%. The services segment had EBITDA of $2.2 million versus negative EBITDA of ($1.7) million in 1996 predominately due to special charges recorded at Morgan of $3.5 million in 1996 and $0.6 million in 1997.

         Operating profits for 1997 were $11.3 million, an increase of $9.4 million compared to 1996. Operating profits in the multimedia and services segments increased by $5.2 million and $4.3 million, respectively, due to the same factors impacting EBITDA.

         Investment income decreased by $0.5 million to $1.7 million in 1997 versus 1996. The decrease was related to lower dollar investments generating current income.

         Interest expense increased by $3.4 million in 1997 when compared to 1996. The increase is due primarily to the full year effect of financing the acquisitions of Dunkirk & Fredonia Telephone Company and Upper Peninsula Telephone Company.

         In 1997, Lynch Interactive provided a reserve of 30% of the investment in, loans to, and deferred costs associated with its subsidiary's 49.9% equity ownership in Fortunet Communications, L.P. ("Fortunet"), a partnership formed to acquire, construct and operate licenses for the provision of personal communications services ("PCS") acquired in the FCC's C-Block PCS auction. Such write-off amounted to $7.0 million, or $4.6 million after tax benefit.

         In May 1996, the FCC concluded the C-Block Auction for 30 MHZ of broadband spectrum across the United States to be used for PCS. PCS is the second generation of low-cost digital wireless service utilized for voice, video and data devices. In the C-Block Auction, certain qualified small businesses were afforded bidding credits as well as access to long-term government financing for a substantial portion of the cost of the licenses acquired.

         As a result of this auction, Fortunet acquired 31 licenses in 17 states covering a population ("POP") of 7.0 million. The total cost of these licenses was $216 million, or $30.76 per POP, after the 25% bidding credit. The U.S. Government lent licensees 90% of the net cost of the licenses. Events during and subsequent to the auction, as well as other externally driven technologies and market forces, have made financing of the Government installment debt and the development of these licenses through the capital markets much more difficult than previously anticipated.

         Fortunet, as well as many of the license holders from this auction, petitioned the FCC for relief in terms of (1) resetting the interest rate to the appropriate rate at the time; (2) further reducing or delaying the required debt payments in order to afford better access to capital markets; and (3) relaxing the restrictions with regard to ownership structure and alternative arrangements in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC which was announced on September 26, 1997, and modified on March 26,1998, afforded license holders a choice of four options, one of which was the resumption of current debt payments which had been suspended earlier in 1997. The ramifications of choosing the other three courses of action could result in Fortunet ultimately forfeiting either 30%, 50%, or 100% of its current investment in these licenses.

         On July 8, 1998, Fortunet returned 28 of the 31 licenses it was awarded and returned half of the spectrum of the remaining three licenses. Fortunet currently is the licensee for 15 MHZ of spectrum in three

Florida markets: Tallahassee, Panama City, and Ocala covering approximately 785,000 POPs at a cost of $20.09 per 15 MHZ POP (equal to $40.18 per 30 MHZ
POP). It used the down payment from the licenses returned, after deducting the 30% forfeited, to repay all remaining Government debt.

         The 1997 tax benefit of $0.8 million, includes federal, state and local taxes and represents an effective rate of 23% versus the 17% effective tax rate in 1996. The difference in the effective rates is primarily due to the effects of state income taxes, amortization of goodwill and losses of subsidiaries.

FINANCIAL CONDITION

         As of December 31, 1998, the Company had current assets of $58.0 million and current liabilities of $52.4 million. Working capital was therefore $5.6 million as compared to a negative $0.4 million at December 31, 1997.

         As of March 31, 1999, the Company had current assets of $49.2 million and current liabilities of $46.6 million. Working capital was therefore $2.6 million as compared to $5.6 million at December 31, 1998. The primary reason for the decrease was a $3.0 million loan to an entity that was bidding in a Federal Communications Commission Auction for personal communications spectrum. The loan was repaid in the second quarter of 1999.

         Capital expenditures were $11.6 million in 1998 and $11.8 million in 1997. Overall 1999 capital expenditures are expected to be approximately $6.0 million above the 1998 level due to additional expenditures for the Company's Kansas telephone operations. Capital expenditures were $2.3 million and $2.2 million for the three months ended March 31, 1999 and 1998, respectively.

         At March 31, 1999, total debt was $137.3 million, which was $7.6 less than the $144.9 million at the end of 1998. At March 31, 1999, there was $110.7 million of fixed interest rate debt averaging 6.9% and $26.5 million of variable interest rate debt averaging 7.2%. Debt at year end 1998 included $110.8 million of fixed interest rate debt, at an average interest rate of 7.1% and $34.1 million of variable interest rate debt at an average interest rate of 7.6%. Additionally, the Company had $16.6 million in unused lines of credit at December 31, 1998, of which $8.7 million was attributable to Morgan. At March 31, 1999, there was $15.8 million in unused lines of credit of which Morgan had $3.3 million available. As of March 31, 1999 and December 31, 1998, Interactive borrowed $8.6 million and $15.2 million from Lynch under two short-term line of credit facilities with maximum availability totaling $20.0 million. These short-term lines of credit expire on June 30, 1999 ($10.0 million) and December 29, 1999 ($10.0 million). These facilities mirror facilities between Lynch and third party lenders. It is expected that these facilities will be transferred to Interactive. Management anticipates that these lines will be renewed when they expire but there is no assurance that they will be.

         On February 22, 1999, The Morgan Group, Inc. filed a Schedule 13E4, that invited its shareholders to tender up to 100,000 shares of Class A common stock, to Morgan at prices not less than $8.50 nor greater than $10.00 per share. The tender offer expired March 19, 1999, whereby Morgan purchased 103,000 shares at $9 per share. Lynch Interactive did not tender any shares in response to this offer.

         Lynch has not paid any cash dividends on its Common Stock since 1989. Interactive does not expect to pay cash dividends on its Common Stock in the foreseeable future. Interactive currently intends to retain its earnings, if any, for use in its business. Future financings may limit or prohibit the payment of dividends.

         Interactive has a high degree of financial leverage. As of March 31, 1999, the ratio of total debt to equity was 7.0 to 1. Certain subsidiaries also have high debt to equity ratios. In addition, the debt at subsidiary companies contains restrictions on the amount of readily available funds that can be transferred to the respective parent of the subsidiaries.

         On May 26, 1999, Interactive subsidiaries entered into an agreement to acquire, by merger, Central Scott Telephone Company ("Scott") for approximately $28.1 million in cash. Scott has approximately 6,000 access lines in Scott County, Iowa. Interactive expects to fund the acquisition principally through borrowings. Consummation of the transactions is subject to certain conditions, including approval by the holders of a majority of the common stock of Scott. Scott had revenues of $4.4 million in 1998. While Scott was profitable in 1998, Scott is not expected to contribute to Interactive's earnings in 1999 due to interest expense on the expected financing debt.

         The Company has a significant need for resources to fund future growth as well as the ongoing operations of the parent company. Interactive is currently considering various alternative long and short-term financing arrangements. Certain alternatives could include an equity offering of Interactive stock, a sale of shares of Spinnaker stock or a sale of a portion or all of certain investments in operating entities either directly or through an exchangeable debt instrument. As part of the representations made to the
Internal Revenue Service in connection with the private letter ruling, Interactive has a commitment to enter into a minimum $15 million equity stock offering within one year of the Spin Off. While management expects to obtain adequate financing resources to enable the Company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs.

         The Company has recently initiated two programs which may effect future operations and cash flow.

         (a) Cost Cutting - The Company is taking a three step approach to cutting costs. First is a review to eliminate certain centralized overhead costs. Second, a review of the Company's overall financial costs is being undertaken with an objective of achieving savings from refinancing and restructuring certain debt instruments. Third, the Company's operating entities will take advantage of cost savings opportunities without sacrificing quality of service.

         (b) Harvesting - The second program is a concentrated effort to monetize the Company's assets, including selling a portion or all of certain investments in Company's operating entities. These may include the Company's minority interest in network affiliated television stations and certain telephone operations where competitive local exchange carrier opportunities are not readily apparent. The Company's approximately 14% ownership interest in Spinnaker may also be sold in order to fund future growth initiatives. There is no assurance that all or any part of this program can be effected on acceptable terms.

YEAR 2000

         The Company has initiated a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing and conducting an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs or programs utilized by vendors to the Company that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculation. The
Company's Year 2000 review is being performed primarily by internal staff, and in certain operations is supplemented by outside consultants. The principal Information Technology ("IT") systems that may be impacted by the Year 2000 for the Company's telecommunications operations are central office switching, billing and accounting. The principal IT systems for the Morgan Group are order entry dispatch and accounting. The Year 2000 may also impact various non-IT systems, including among other things security systems, HVAC, elevator systems, and communications systems. In addition, each of the Company's businesses may be impacted by the Year 2000 readiness of third party vendors/suppliers.

         Due to the integral nature of switching equipment and billing software to their operations, the telecommunications businesses are most effected by the Year 2000 issue. The majority of the telephone companies' switching and billing software is Year 2000 compliant, with the remaining expected to be compliant by the third quarter of 1999. The telecommunications businesses rely on switching equipment and software provided by third party vendors. It is the Company's understanding that the vendors have completed testing of the software and that no additional action by the Company will be required after installation. The telecommunications businesses periodically upgrade switching software in order to remain current with respect to service features. The upgrades provided other enhanced service features as well as included Year 2000 readiness and have been capitalized. Other remediation costs, including internal costs have been charged to expense as incurred. The total cost of Year 2000 remediation for the telecommunications businesses is estimated to be approximately $0.9 million, of which approximately $0.4 million has been spent to date. The telecommunications businesses have not developed a contingency plan and are in the process of determining the needs for such a plan.

         The Morgan Group, Inc. is in the process of remediating the Year 2000 issue, primarily through the replacement of a significant portion of its operating software. Implementation is expected to be completed by July 1999, with final testing completed by September 1999. The total cost of Year 2000 remediation is estimated to be approximately $0.4 million, of which approximately $0.1 million has been spent to date. Costs specifically associated with modifying internal use software are charged to expense as incurred. At this time, The Morgan Group has not developed a comprehensive contingency plan.

         The estimated costs and projected dates of completion for the Company's Year 2000 program are based on management's estimates and were developed using numerous assumptions of future events, some of which are beyond the Company's control. The Company presently believes that with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for the Company as a whole. However, if such modifications and conversions are not completed timely or are ineffective, the Year 2000 issue may materially and adversely impact the Company's financial condition, results of operations and cash flows.

MARKET RISK

         The Company is exposed to market risk relating to changes in the general level of U.S. interest rates. Changes in interest rates affect the amounts of interest earned on the Company's cash equivalents and short-term investments (approximately $17.4 million at March 31, 1999 and $28.0 million at December 31, 1998). The Company generally finances the debt portion of the acquisition of long-term assets with fixed rate, long-term debt. The Company generally maintains the majority of its debt as fixed rate in nature either by borrowing on a fixed long-term basis or, on a limited basis, entering into interest rate swap agreements. The Company does not use derivative financial instruments for trading or speculative purposes. Management does not foresee any significant changes in the strategies used to manage interest rate risk in the near future, although the strategies may be reevaluated as market conditions dictate.

         At March 31, 1999, approximately $26.5 million, or 19% of the Company's long-term debt and notes payable bears interest at variable rates. Accordingly, the Company's earnings and cash flows are affected by changes in interest rates. Assuming the current level of borrowings for variable rate debt and assuming a one percentage point change in the 1998 average interest rate under these borrowings, it is estimated that the Company's 1998 interest expense would have changed by $0.3 million. In the event of an adverse change in interest rates, management would likely take actions to further mitigate its exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, the analysis assumes no such actions. Further, the analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

                             BUSINESS OF INTERACTIVE

         Interactive  was  incorporated  in 1996  under the laws of the State of
Delaware. Prior to the Spin Off, Interactive has no significant assets, liabilities or operations. As a successor to certain businesses of Lynch,
Interactive will become a diversified holding company with subsidiaries primarily engaged in multimedia and transportation services (see Interactive on p.5). Interactive's executive offices are located at 401 Theodore Fremd Avenue, Rye, New York 10580-1430. Its telephone number is 914/921-7601.

         Interactive's business development strategy is to expand its existing operations through internal growth and acquisitions. It may also, from time to time, consider the acquisition of other assets or businesses that are not related to its present businesses. For the year ended December 31, 1998, multimedia operations provided 27% of the Company's combined revenues, and services operations provided 73% of the Company's combined revenues. As used herein, Interactive includes subsidiary corporations.

     In November 1998, Lynch announced a "harvesting" initiative, i.e., an effort to monetize certain assets, including considering selling all or portions of certain operating entities. These may include Interactive's minority interests in network affiliated television stations, and certain Interactive telephone operations where competitive local exchange carrier opportunities are not readily apparent. As part of this initiative, Interactive sold in December 1998 its DirectTV franchise serving certain counties in New Mexico for approximately $3.1 million. Interactive intends to continue this initiative. There is no assurance that any transaction can be consummated on terms favorable or acceptable to Interactive.

I.  MULTIMEDIA

A.  Telecommunications

     Operations. Interactive is intended to conduct its telecommunications operations through subsidiary corporations. The telecommunications segment has been expanded through the selective acquisition of local exchange telephone companies serving rural areas and by offering additional services such as Internet service and long distance service. From 1989 through 1998, Interactive has acquired ten telephone companies, five of which have indirect minority ownership of 2% to 20%, whose operations range in size from approximately 500 to over 10,000 access lines. The Company's telephone operations are located in Kansas, Michigan, New Hampshire, New Mexico, New York, North Dakota and Wisconsin. As of December 31, 1998, total access lines were approximately 37,600, 100% of which are served by digital switches.

         These subsidiaries' principal business is providing telecommunications services. These services fall into four major categories: local network, network access, long distance and other non-regulated telecommunications services. Toll service to areas outside franchised telephone service territory is furnished through switched and special access connections with intrastate and interstate long distance networks.

         Interactive holds franchises, licenses, and permits adequate for the conduct of its business in the territories which it serves.

         Future growth in telephone operations is expected to be derived from the acquisition of additional telephone companies, from providing service to new customers or additional services to existing customers, from upgrading existing customers to higher grades of service, and from additional service offerings.
         The following table summarizes certain information regarding Interactive's multimedia operations.


                                             Year Ended December 31,
                                         1998        1997        1996
                                       ---------  ----------  ---------
Telecommunications Operations
Access lines*                            37,604      36,525      28,630
  % Residential                              75%         75%         74%
  % Business                                 25%         25%         26%
Internet Subscribers                      7,977       3,506         971
Cable Subscribers                         4,709       4,660       4,454

Total Multimedia Revenues
Telecommunications Operations
 Local Service                               13%         13%         13%
 Network Access & Long Distance              67%         69%         72%
 Non-Regulated & Other**                     17%         15%         10%
 Total Telecommunications Operations         97%         97%         95%
Cable Operations                              3%          3%          5%
Total Multimedia Revenues                   100%        100%        100%

($ in 000)
Total Revenues                         $ 54,622    $ 47,908    $ 28,608
EBITDA+                                  29,389      24,666      15,863
Depreciation & Amortization              12,995      12,175       8,653
Capital Expenditures                     11,028      10,914      11,056
Total Assets                           $195,010    $146,285    $178,415

* An  "access  line" is a  telecommunications  circuit  between  the  customer's establishment and the central switching office. ** Non-regulated and other revenues include Internet, PCS, Direct Broadcast Satellite and other non-regulated revenues. + EBITDA is earnings before interest, taxes, depreciation and amortization, and corporate overhead allocation.

         Telephone Acquisitions. Interactive pursues an active program of acquiring operating telephone companies. From January 1, 1988 through December 31, 1998, Lynch has acquired ten telephone companies serving a total of approximately 30,950 access lines at the time of these acquisitions for an aggregate consideration totaling approximately $138 million. Such acquisitions are summarized in the following table:

                               ACQUISITION HISTORY


                                                                       Number of       Number of        Annual
                                    Year of            Cost of        Access Lines    Access Lines     Revenues     Ownership
            Company               Acquisition        Acquisition      Yr. of Acq.       12/31/98       12/31/98     Percentage
            ------------------------------------------------------------------------------------------------------------------
                                                      ($ in 000)                                       ($ in 000)

Western New Telephone Co.            1989               $44,300            4,200          6,189        $16,587         83.1
Inter-Community Telephone Co. (a)    1991                10,405            2,550          2,609          3,663        100.0
Cuba City Telephone Co. &
Belmont Telephone Co.                1991                 7,200            2,200          2,647          1,927         81.0
Bretton Woods Telephone Co.          1993                 1,700              250            515            688        100.0
JBN Telephone  Co. (b)               1993                 7,200            2,300          2,740          4,278         98.0
Haviland Telephone Co.               1994                13,400            3,800          4,140          4,078        100.0
Dunkirk&Fredonia Telephone Co.
& Cassadaga Telephone Co.            1996                27,700           11,100         11,968         11,292        100.0
Upper Peninsula Telephone Co.        1997                26,500            6,200          6,796          9,240        100.0


(a) Includes 1,350 access lines acquired in 1996 for approximately $4.7 million.
(b) Includes 354 access lines acquired in 1996 for approximately $.9 million.

         On May 26, 1999, an Interactive subsidiary entered into an agreement to acquire by merger Central Scott Telephone Company ("Scott") for approximately $28.1 million in cash. Scott has approximately 6,000 access lines in Scott County, Iowa. Interactive expects to fund the acquisition principally through borrowings. Consummation of the transaction is subject to certain conditions, including approval by the holders of a majority of the common stock of Scott. Scott had revenues of $4.4 million in 1998. While Scott was profitable in 1998, Scott is not expected to contribute to Interactive's earnings in1999 due to interest expense on the expected financing debt.

         Interactive continually evaluates acquisition opportunities targeting domestic rural telephone companies with a strong market position, good growth potential and predictable cash flow. In addition, Interactive generally sought companies with excellent local management already in place who will remain active with their company. Recently, certain large telephone companies have offered certain of their rural telephone exchanges for sale, often on a state-wide or larger area basis. Interactive has and in the future may, bid on such groups of exchanges. Telephone holding companies and others actively compete for the acquisition of telephone companies and such acquisitions are subject to the consent or approval of regulatory agencies in most states. While management believes that it will be successful in making additional acquisitions, there can be no assurance that Interactive will be able to negotiate additional acquisitions on terms acceptable to it or that regulatory approvals, where required, will be received.

         Related Services and Investments. Interactive also provides non-regulated telephone related services, including internet access service and long distance resale service, in certain of its telephone service (and adjacent) areas. Interactive also intends to provide local telephone and other telecommunications service outside certain of its franchise areas by establishing competitive local exchange carrier (CLEC) operations in certain adjacent areas. Affiliates of seven of Interactive's telephone companies now offer internet access service. At December 31, 1998, internet access customers totaled approximately 8,000 compared to approximately 3,500 at December 31, 1997.

         In late 1998, an affiliate of Dunkirk & Fredonia Telephone Company began providing long distance resale service, and affiliates of certain of Interactive's other telephone companies are considering becoming long distance resellers.

         An affiliate of Dunkirk & Fredonia  Telephone  Company began  providing
(CLEC) service on a resale basis in neighboring Dunkirk, NY in the second quarter of 1999. Affiliates of Inter-Community Telephone Company in North Dakota, and Western New Mexico Telephone Company in New Mexico have filed with the state regulatory commissions to provide CLEC services in those states. Final plans to offer CLEC service in areas adjacent to Interactive's telephone operations in those states have not been completed. In December 1998, Interactive also acquired a 10 MHZ personal communications service (PCS) license for the Basic Trading Area covering the Las Cruces, New Mexico market and is considering how to utilize that license.

         At December 31, 1998, Interactive owned minority interests in certain entities that provide wireless cellular telephone service in several Rural Service Areas ("RSA's") in New Mexico and North Dakota, covering areas with a total population of approximately 305,000, of which Interactive's proportionate interest is approximately 10,000.

         The operating results of these services and investments have not been material to date, although Interactive expects its CLEC services to operate at losses initially.

         Regulatory Environment. Operating telephone companies are regulated by state regulatory agencies with respect to its intrastate telephone services and the Federal Communications Commission ("FCC") with respect to its interstate telephone service and, with the enactment of the Telecommunications Act of 1996 (the "1996 Act"), certain other matters relating principally to fostering local and intrastate competition.

         Interactive's telephone subsidiaries participate in the National Exchange Carrier Association ("NECA") common line and traffic sensitive tariffs and participate in the access revenue pools administered by NECA for interstate services. Where applicable, Interactive's subsidiaries also participate in similar pooling arrangements approved by state regulatory authorities for intrastate services. Such interstate and intrastate arrangements are intended to compensate local exchange carriers ("LEC's"), such as Interactive's operating telephone companies, for the costs, including a fair rate of return, of facilities furnished in originating and terminating interstate and intrastate long distance services.

         In addition to access pool participation, certain of Interactive's subsidiaries are compensated for their intrastate costs through billing and keeping access charge revenues (without participating in an access pool). The intrastate access charge revenues are developed based on intrastate access rates filed with the state regulatory agency.

         In addition, a 1989 FCC decision provided for price cap regulation for certain interstate services. The price cap approach differs from traditional rate-of-return regulation by focusing primarily on the prices of communications services. The intention of price cap regulation is to focus on productivity and the approved plan for telephone operating companies. This allows for the sharing with its customers of profits achieved by increasing productivity. Alternatives to rate-of-return regulation have also been adopted or proposed in some states as well. Inter-Community Telephone Company is an example of one such subsidiary which has elected a price cap limitation on intrastate access charges. However, management does not believe that this agreement will have a material effect on the Company's results. In certain states, regulators have ordered the restructuring of local service areas to eliminate nearby long distance calls and substitute extended calling areas.

         Various aspects of federal and state telephone regulation have in recent years been subject to re-examination and on-going modification. In February 1996, the Telecommunications Act of 1996 (the "1996 Act"), which is the most substantial revision of communication law since the 1930's, became law. The 1996 Act is intended generally to allow telephone, cable, broadcast and other telecommunications providers to compete in each other's businesses, while loosening regulation of those businesses. Among other things, the Act (i) would allow major long distance telephone companies and cable television companies to provide local exchange telephone service; (ii) would allow new local telephone service providers to connect into existing local telephone exchange networks and purchase services at wholesale rates for resale; (iii) would provide for a commitment to universal service for high-cost, rural areas and authorizes state regulatory commissions to consider their status on certain competition issues;
(iv) would allow the Regional Bell Operating Companies to offer long distance telephone service and enter the alarm services and electronic publishing businesses; (v) would remove rate regulation over non-basic cable service in three years; and (vi) would increase the number of television stations that can be owned by one party.

         Although the FCC has completed numerous regulatory proceedings required to implement the 1996 Act, the FCC is still in the process of promulgating new regulations covering these and related matters. For certain issues, the FCC bifurcated the proceedings between price cap and rate-of-return companies or in the case of the Universal Service Fund (USF) between rural and non-rural companies. In several cases, the regulations for the price-cap (or non-rural) local exchange carriers (LECs) have been or are being determined first, followed by separate proceedings for rate-of-return (or rural) companies. Since all of Interactive's telephone subsidiaries are rural, rate-of-return companies for the interstate jurisdiction, many of the issues are yet to be resolved by the FCC for Interactive's subsidiaries. Current or anticipated proceedings, which could have significant revenue impacts for rural, rate-of-return companies, include changes in access charge regulations, jurisdictional separations rules (which allocate costs between interstate and intrastate services), reevaluation of the interstate rate-of-return and permanent USF procedures.

         The USF is intended, among other things, to provide special support funds to high cost rural LECs so that they can provide affordable services to their customers notwithstanding their high cost due to low population density. In May 1997, the FCC adopted interim USF procedures effective January 1, 1998 which continue to use actual embedded costs for rural companies. The interim procedures transferred the Weighted DEM (which is a subsidy related to central office switching equipment) and Long-Term Support (LTS) to the USF and required all telecommunications companies (including Interactive's telephone subsidiaries) to contribute to the fund. In addition, a cap was implemented on the amount of corporate expense allowable for the computation of USF. The interim rules are expected to be in effect until January 1, 2001. This is the earliest date that a transition to a new universal service support mechanism may begin. On July 1, 1998, the Federal-State Joint Board on Universal Service
(Joint Board) appointed a Rural Task Force ("RTF") to address changes to the universal service support mechanisms for rural carriers. All of Interactive's telephone companies are designated as rural carriers for universal service support. Nine months after the implementation of a new universal service plan for non-rural carriers, the RTF is scheduled to make recommendations to the Joint Board regarding any changes required to the current universal service support mechanism for rural carriers. This includes, but is not limited to, reviewing a proxy model built on Forward-Looking Economic Costs (FLEC).

         The FCC is currently in the process of determining permanent USF procedures for non-rural carriers. In October 1998, the FCC adopted a proxy model platform based on FLEC. The FCC is still in the process of developing inputs for the FLEC proxy model for non-rural carriers. The new universal service support mechanism for non-rural carriers based on the FLEC proxy model is scheduled to be in effect January 1, 2000.

         In addition to the changes to universal service, the FCC also has open dockets related to access charges, jurisdictional separations and rate-of-return reevaluation. The FCC made several changes to access charges for price cap companies in May 1997. The FCC issued a proposal for similar changes to access charges for rate-of-return carriers in June 1998. In October 1997, the FCC initiated a proceeding where companies provided comments to the FCC regarding how costs should be allocated between the intrastate and interstate jurisdictions. In October 1998, the FCC requested comments regarding whether the interstate rate-of- return was at the appropriate rate. No final decision regarding proposed changes for rate-of-return carriers related to access charges, jurisdictional separations or rate-of-return reevaluation has been issued by the FCC. Since interstate revenues constituted approximately 50% of the regulated revenues of the Registrant's telephone companies in 1998, modifications to access charges, separations, rate-of-returns, and/or USF could have a material effect. It is impossible to determine the impact of these proposed changes on the Registrant's telephone companies at this time.

         Interactive cannot predict the effect of the 1996 Act, state initiatives and new proposed Federal and state regulations, but because its telecommunications and multimedia properties (other than its television stations interests) are primarily in high-cost, rural areas, Interactive expects competitive changes to be slower in coming than in non-rural areas.

         Competition. All of Interactive's current telephone companies are currently monopoly wireline providers in their respective area of local telephone exchange service; although there can be no assurance that this will continue. However, as a result of the 1996 Act, FCC and state regulatory authority initiatives and judicial decisions, competition has been introduced into certain areas of the toll network wherein certain providers are attempting to bypass local exchange facilities to connect directly with high-volume toll customers. For example, in the last few years the States of New York, Michigan, Wisconsin and Kansas passed or amended telecommunications bills intended to introduce more competition among providers of local services and reduce regulation. Regulatory authorities in certain states, including New York, have taken steps to promote competition in local telephone exchange service, by requiring certain companies to offer wholesale rates to resellers. A substantial impact is yet to be seen on Interactive's telephone companies. Interactive's subsidiaries do not expect bypass to pose a significant near-term competitive threat due to a limited number of high-volume customers they serve. In addition, cellular radio or similar radio-based wireless services, including personal communication services ("PCS"), and cable television and internet based services could provide an alternative local telephone exchange service as well as possible competition from electric companies.

         Interactive's telephone companies, in the aggregate, own approximately 10,000 miles of cable and 1,000 miles of fiber optic cable. Substantially all of the telephone companies' properties are encumbered under mortgages and security interests, principally to the Rural Utilities Services.

B.   Broadcasting

See the "Harvesting" initiative at page 17 above concerning the television operations.

STATION WHBF-TV - Lynch Entertainment Corporation ("Lynch Entertainment I"), a wholly-owned subsidiary of Interactive, and Lombardo Communications, Inc., wholly-owned by Philip J. Lombardo, are the general partners of Coronet Communications Company ("Coronet"). Lynch Entertainment I has a 20% interest in Coronet and Lombardo Communications, Inc. has an 80% interest. Coronet owns a CBS-affiliated television station WHBF-TV serving Rock Island and Moline, Illinois and Davenport and Bettendorf, Iowa.

STATION WOI-TV - Lynch Entertainment Corporation II ("LEC-II"), a wholly-owned subsidiary of Interactive, owns 49% of the outstanding common shares of Capital Communications Corporation ("Capital") and convertible preferred stock, which when converted, would bring LEC-II's common share ownership to 50%. On March 1, 1994, Capital acquired the assets of WOI-TV for $12.7 million. WOI-TV is an ABC affiliate and serves the Ames/Des Moines, Iowa market. Lombardo Communications, Inc. II, controlled by Philip J.
Lombardo, has the remaining share interest in Capital.

         Operations. Revenues of a local television station depend to some extent upon its relationship with an affiliated television network. In general, the affiliation contracts of WHBF-TV and WOI-TV with CBS and ABC, respectively, provide that the network will offer to the affiliated station the programs it generates, and the affiliated station will transmit a number of hours of network programming each month. The programs transmitted by the affiliated station generally include advertising originated by the network, for which the network is compensated by its advertisers.

         The affiliation contract provides that the network will pay to the affiliated station an amount which is determined by negotiation, based upon the market size and rating of the affiliated station. Typically, the affiliated station also makes available a certain number of hours each month for network transmission without compensation to the local station, and the network makes available to the affiliated station certain programs which will be broadcast without advertising, usually public information programs. Some network programs also include "slots" of time in which the local station is permitted to sell spot advertising for its own account. The affiliate is permitted to sell advertising spots preceding, following, and sometimes during network programs.

         A network affiliation is important to a local station because network programs, in general, have higher viewer ratings than non-network programs and help to establish a solid audience base and acceptance within the market for the local station. Because network programming often enhances a station's audience ratings, a network-affiliated station is often able to charge higher prices for its own advertising time. In addition to revenues derived from broadcasting network programs, local television stations derive revenues from the sale of advertising time for spot advertisements, which vary from 10 seconds to 120 seconds in length, and from the sale of program sponsorship to national and local advertisers. Advertising contracts are generally short in duration and may be canceled upon two-weeks notice. WHBF-TV and WOI-TV are represented by a national firm for the sale of spot advertising to national customers, but have local sales personnel covering the service area in which each is located. National representatives are compensated by a commission based on net advertising revenues from national customers.

         Competition. WHBF-TV and WOI-TV compete for revenues with local television and radio stations, cable television, and other advertising media, such as newspapers, magazines, billboards and direct mail. Generally, television stations such as WHBF-TV and WOI-TV do not compete with stations in other markets.

         Other sources of competition include community antenna television ("CATV") systems, which carry television broadcast signals by wire or cable to subscribers who pay a fee for this service. CATV systems retransmit programming originated by broadcasters, as well as providing additional programming that is not originated on, or transmitted from, conventional broadcasting stations. In addition, some alternative media operators, such as multipoint distribution service owners, provide for a fee and on a subscription basis, programming that is not a part of regular television service. Additional program services are provided by low-power television stations and direct broadcast satellites provide video services as well.

         Federal Regulation. Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act, and/or the FCC's rules, among other things, (i) prohibit the assignment of a broadcast license or the transfer of control of a corporation holding a license without the prior approval of the FCC; (ii) prohibit the common ownership of a television station and an AM or FM radio station or daily newspaper in the same market, although AM-FM station combinations by itself are permitted; (iii) prohibit ownership of a CATV system and television station in the same market; (iv) restrict the total number of broadcast licenses which can be held by a single entity or individual or entity with attributable interests in the stations and prohibits such individuals and entities from operating or having attributable interests in most types of stations in the same service area (loosened in the 1996 Act); and (v) limit foreign ownership of FCC licenses under certain circumstances. See Regulatory Environment under A. above for a description of certain provisions of the 1996 Act including in particular those which would remove the regulations over non-basic cable service in three years and permit telephone service providers to provide cable service. In calculating media ownership interests, The Company's interests may be aggregated under certain circumstances with certain other interests of Mr. Mario J. Gabelli, Chairman and Chief Executive Officer of the Company, and certain of his affiliates.

         Television licenses are issued for terms of eight years and are renewable for terms of eight years. The current licenses for WHBF-TV and WOI-TV expire on December 1, 2005 and February 1, 2006, respectively.

Other

         On  December  1,  1995,  CLR  Video  LLC,  a 60%  owned  subsidiary  of
Interactive acquired 23 cable television systems in northeast Kansas serving approximately 4,500 subscribers for $5.2 million. Certain of the systems cluster with local telephone exchanges owned by J.B.N. Telephone. Interactive also owns a small cable system in Haviland, Kansas. Results of operations have not been significant to date.

         See the "harvesting" initiative at page 17 as to sale of Interactive's DirectTV franchise in certain parts of New Mexico. In December 1999, Interactive sold for approximately $3.1 million its right to market direct broadcasting TV services via satellite in New Mexico. Financial results for the operation had not been material.

C.   Personal Communications Services ("PCS").

         A subsidiary of Interactive is a 49.9% limited partner in Fortunet Communications, L.P. ("Fortunet"). Fortunet is the successor to five partnerships that won 30 megahertz personal communications services licenses in the FCC's C-Block auction (restricted to small businesses and certain other qualifying bidders), which concluded in 1996. Fortunet won 31 licenses in 17 states covering a population of approximately 7 million people. The licenses had an aggregate purchase price of $216 million after a 25% bidding credit.

         Under FCC rules, Fortunet made a down payment equal to 10% of the cost (net of bidding credits) of the licenses ($21.6 million). The Government provided 10 year installment financing, interest only for the first six years at an interest rate of 7% per annum. Interactive's subsidiary has loaned Fortunet an aggregate of approximately $24.0 million to fund the down payments and the first interest payment on the licenses. The 50.1% general partner has no obligation to provide loans or additional funds to Fortunet.

         Certain C-Block licensees, including Fortunet, experienced substantial financial problems in connection with servicing the FCC installment debt and/or building out the licenses. The three largest C-Block licensees filed for protection under the Federal Bankruptcy Act. As a result, the FCC in March 1997, suspended interest payments on the FCC installment debt while it examined the situation. In September 1997 the FCC gave C- Block licensees four choices (one of which was the resumption of principal and interest payments) with respect to their licenses. The three other options, as modified in March 1998, were (i) giving up all C-Block licenses in any Metropolitan Trading Areas ("MTA"); for licenses returned, the licensee may either opt (a) to rebid on those licenses in the reauction and forfeit 100% of the down payment or (b) to forego the opportunity to rebid on those licenses and receive a credit of 70% of the down payment to be used to prepay any licenses retained, (ii) using 70% of the down payments (100% in the case of licenses to be paid up) to prepay licenses in any MTA while giving up the licenses not prepaid, and (iii) giving up 15 MHZ of the 30 MHZ licenses in any MTAs for forgiveness of 50% of the debt; a licensee who elects to resume installment payments on the remaining portion would be entitled to a credit towards debt service equal to 40% of the down payments on the spectrum given up while a licensee who elects to prepay the retained licenses would receive a credit towards prepayment equal to 70% of the down payments on the spectrum given up. In the third quarter of 1997, Interactive provided a reserve of 30% of its subsidiary's investment in Fortunet ($4.6 million after-tax).

         In June 1998, Fortunet, pursuant to the FCC restructuring program, elected to give up all of its PCS licenses, except for 15 MHZ licenses in Tallahassee, Panama City and Ocala, Florida. It used the FCC credits from the returned licenses to pay the remaining purchase prices for the retained Florida licenses. Fortunet also received back $3.9 million from the FCC, which was used to pay down a portion of Fortunet's loan from Interactive's subsidiary. This reduced the loan to Fortunet to approximately $20 million. On April 15, 1999, the FCC completed a reauction of all the "C Block" licenses that were returned to it subsequent to the original auction, including the 15 MHZ licenses that Fortunet returned on June 8, 1998, in the basic trading areas of Tallahassee, Panama City, and Ocala, Florida. In that reauction, the successful bidders paid a total of $2.7 million for the three licenses as compared to the $18.7 million carrying amount of Interactive's investment in Fortunet. Accordingly, for the quarter ended March 31, 1999, Interactive has provided a reserve of $15.4 million to write down its investment in Fortunet to reflect the amount bid for similar licenses in the reauction, plus an additional $0.7 million of capitalized expenses, to leave a net carrying value of $3.4 million.

         Another subsidiary of Interactive, Lynch PCS Corporation F ("LPCSF"), was a 49.9% limited partner in Aer Force Communications B, L.P. ("Aer Force").In the FCC's F-Block Auction (restricted to small businesses and certain other qualifying bidders) of 10 megahertz PCS licenses, Aer Force won five licenses in four states covering a population of approximately 20 million people. The licenses have an aggregate purchase price of $19 million after a 25% bidding credit. In December 1997, East/West Communications, Inc. ("East/West") succeeded to the assets and liabilities of Aer Force with LPCSF receiving 49.9% of the common stock. Immediately thereafter, Lynch spun off 39.9% of the common stock of East/West to Lynch's shareholders and transferred 10% of East/West stock to Gabelli Funds, Inc. ("GFI") in satisfaction of an obligation to pay it 10% of the net profits of Aer Force (after an assumed cost of capital). Interactive currently owns 7,800 shares ($7,800,000 par and liquidation value) of 5%
payment-in-kind preferred stock of East/West with a carrying value of $4.5 million at March 31, 1999, redeemable in 2009 subject to earlier payment in certain circumstances. East/West has certain financial and operating hurdles to overcome in the near term, including the need for sufficient liquidity.

         Another subsidiary of Interactive, Lynch PCS Corporation G ("LPCSG") had an agreement with Rivgam Communications L.L.C. ("Rivgam"), a subsidiary of GFI, which won licenses in the FCC's D and E Block PCS Auctions for 10 megahertz PCS licenses, to receive a fee equal to 10% of the realized net profits of Rivgam (after an assumed cost of capital) in return for providing bidding and certain other services. Rivgam won 12 licenses in seven states covering a population of 33 million, with an aggregate cost of $85.1 million. In December 1998, Rivgam settled its obligation under said agreement by transferring to LPCSG its 10 MHZ PCS license for the Las Cruces, New Mexico, market.

         LPCSG also has an agreement with Bal/Rivgam LLC (in which GFI has a 49.9% equity interest), which won licenses in FCC's Wireless Communications Services ("WCS") Auction in 1997, to receive a fee equal to 5% of the realized net profits of Bal/Rivgam (after an assumed cost of capital), in return for providing bidding and certain other services to Bal/Rivgam. Bal/Rivgam won 5 WCS licenses covering a population of approximately 42 million with an aggregate cost of $0.7 million. LPCSG also has an agreement to provide BCK\Rivgam L.L.C., in which GFI has a 49.9% equity interest, with similar services in connection with the FCC's Local Multipoint Distribution Services ("LMDS") Auction ended on March 25, 1998. Subject to final grant, BCK/Rivgam won three licenses covering a population of 1.3 million with an aggregate cost of $6.1 million. LPCSG has an agreement to receive 5% of the net profits of BCK\Rivgam (after an assumed cost of capital).

         FCC rules impose build-out requirements that require PCS licensees to provide adequate service to at least one-third of the population in the licensed area within five years from the date of grant and to at least two-thirds within ten years, as well as build out requirements for WCS and LMDS licenses. Neither Fortunet nor East/West has begun any build out of their licenses. There are also substantial restrictions on the transfer of control of C and F Block PCS licenses, WCS licenses and LMDS licenses.

         There are many risks relating to PCS communications including without limitation, the high cost of PCS licenses, the fact that it involves start-up businesses, raising the substantial funds required to pay for the licenses and the build out, determining the best way to develop the licenses and which technology to utilize, the small size and limited resources of Fortunet and East/West compared to other potential competitors, existing and changing regulatory requirements, additional auctions of wireless telecommunications spectrum and actually building out and operating new businesses profitably in a highly competitive environment (including already established cellular telephone operators and other new PCS licensees). There are also similar risks as to WCS and LMDS licenses. There can be no assurance that any licenses granted to Fortunet or East/West can be successfully sold or financed or developed, with The Company's subsidiaries recovering their debt and equity investments.

II. SERVICES

The Morgan Group, Inc.

         The Morgan Group Inc. ("Morgan") is Interactive's only service subsidiary. On July 22, 1993, Morgan completed an initial public offering ("IPO") of 1,100,000 shares of its Class A common stock, $.015 par value, at $9.00 per share. As a result of this offering, Interactive's equity ownership in Morgan was reduced from 90% to 47%, represented by its ownership of 1,200,000 shares of Class B common stock. In December 1995, Interactive acquired from Morgan 150,000 shares of Class A common stock (plus $1.3 million in cash plus accrued dividends) in exchange for its 1,493,942 shares of Series A Preferred Stock of Morgan. As of March 19, 1999, Morgan purchased approximately 102,528 shares of its Class A common stock at $9.00 per share pursuant to a "Dutch Auction." At March 25, 1999, Interactive's equity ownership in Morgan was approximately 55%. Because the Class B common stock is entitled to two votes per share, its voting interest in Morgan at March 25, 1999 was approximately 70% and, therefore, Interactive continues to consolidate Morgan's results in its financial statements. Morgan Class A common stock is listed on the American Stock Exchange under the symbol "MG."

         Morgan is the nation's largest publicly owned service company in managing the delivery of manufactured housing, specialized equipment and commercial vehicles in the United States, and through its wholly owned subsidiary, Morgan Drive Away, Inc. has been operating since 1936. Morgan provides outsourcing transportation services through a national network of approximately 1,530 independent owner- operators and 1,420 other drivers. Morgan dispatches its drivers from 105 locations in 31 states. Morgan's largest customers include Fleetwood Enterprises, Inc., Oakwood Homes Corporation, Winnebago Industries, Inc., Champion Enterprises, Inc., Cavalier Homes, Inc., Clayton Homes, Palm Harbor Homes, Inc., Four Seasons Housing, Inc., Fairmont Homes, Inc. and Ryder Systems, Inc.

         In 1996, Morgan acquired the assets of Transit Homes of America, a national outsourcing company located in Boise, Idaho. In 1995, Morgan acquired the assets of Transfer Drivers, Inc. ("TDI"), a northern Indiana-based outsourcing company. TDI is a market leader in the fragmented truck delivery business focusing on relocation of consumer and commercial vehicles for customers, including Budget One-Way Rental, Ryder System, Inc. and Ford Motor Company.

     Morgan  also  provides  certain  insurance  and  financing  services to its
owner-operators   through  its   subsidiaries,   Interstate   Indemnity  Company
("Interstate") and Morgan Finance, Inc. ("Finance").

         In the first half of 1997, Morgan discontinued the "Truckaway" operation of the Specialized Transport Division taking a special charge to income in the fourth quarter of 1996. Truckaway was a line of business which focused on the transportation of van conversions, tent campers, and automotive products utilizing Company-owned equipment. The truckaway operation had revenues of $12,900,000 and an estimated operating loss of $1,800,000 for the year ended December 31, 1996.

         Industry Information. Morgan's business is substantially dependent upon the manufactured housing industry. Morgan's operations are affected by, among other things, fluctuations in interest rates and availability of credit to purchasers of manufactured homes and motor homes and the availability and price of motor fuels. This industry is subject to production cycles. The manufactured housing industry growth was approximately 2.3% in 1998.

     Growth Strategy. Morgan's strategy is to grow through expansion in the niche businesses already being served with heavy emphasis on outsourcing, along with pursuing acquisitions of niche transportation carriers who are servicing their customer base with unique service and/or equipment. In addition, the Company looks to expand insurance product offerings to drivers through its subsidiary Interstate.

         Morgan's initiatives for improved margins are to exit lines of business which are unrewarding, reducing corporate overhead, and improving the Company's safety record. There is no assurance that such strategy and initiatives will be successful in light of changing economic markets and competitive conditions.
         Morgan is continuously reviewing and negotiating potential acquisitions. There can be no assurance that any future acquisitions will be effected or, if effected, that they can be successfully integrated with Morgan's business.

         Competition. All of Morgan's activities are highly competitive. In addition to fleets operated by manufacturers, Morgan competes with several large national interstate carriers and numerous small regional or local interstate and intrastate carriers. Morgan's principal competitors in the manufactured housing marketplace are privately owned. In the commercial transport market, Morgan competes with large national interstate carriers, many of whom have substantially greater resources than Morgan. No assurance can be given that Morgan will be able to maintain its competitive position in the future.

         Competition among carriers is based on the rate charged for services, quality of service, financial strength, insurance coverage and the geographic scope of the carrier's authority and operational structure. The availability of tractor equipment and the possession of appropriate registration approvals permitting shipments between points required by the customer may also be influential.

         Lines of Business. Morgan has three lines of business: manufactured housing, specialized outsourcing services and insurance and finance. The Company's manufactured housing line provides outsourced transportation and logistical services to manufacturers of manufactured housing through a network of terminals located in 31 states. The Company's specialized outsourcing services provides outsourced transportation services primarily to manufacturers of recreational vehicles, commercial trucks and trailers through a network of service centers in eight states. The third line, insurance and finance, provides insurance and financing to the Company's drivers and independent owner-operators.

         Selected  Operating  and  Industry   Participation   Information.   The
following  table  sets  forth  certain  operating  and  industry   participation
information for each of the five years ended December 31, 1998.


Manufactured Housing                                  1994           1995            1996            1997            1998
-------------------------------------------------------------------------------------------------------------------------
  Operating Information:
New Home Shipments.........................          98,181         114,890        121,136         154,389         161,543
Other Shipments............................          23,423          29,860         23,465          24,144          17,330
                                                     ------          ------         ------          ------          ------
Total Shipments............................         121,604         144,750        144,601         178,533         178,873

Linehaul Revenues (000s) (1)...............         $53,520         $63,353        $72,616         $93,092         $94,158


Manufactured Housing
 Industry Participation:                              1994           1995            1996            1997            1998
 ------------------------------------------------------------------------------------------------------------------------
Industry Production (2)....................         451,646         505,819        553,133         558,435         601,678
New Home Shipments.........................          98,181         114,890        121,136         154,389         161,543
Share of Unites Shipped....................           21.7%           22.7%          21.9%           27.6%           26.8%


Specialized Outsourcing                                1994           1995            1996            1997            1998
--------------------------------------------------------------------------------------------------------------------------
 Services Operating Information:
Shipments..................................          73,994          94,291         99,623          80,314          82,344
Linehaul Revenues (000s)(1)................         $43,443         $49,336        $49,259         $39,336         $42,994


(1) Linehaul revenue is derived by multiplying the miles of a given shipment by the stated mileage rate.

(2) Based on reports of Manufactured Housing Institute. To calculate share of homes shipped, Morgan assumes two units shipped for each multi-section home.

                                       29

         Customers and Marketing. A substantial portion of Morgan's operating revenues are generated under one, two, or three year contracts with producers of manufactured homes, recreational vehicles, and the other products. In these contracts, the manufacturers agree that a specific percentage (up to 100%) of their transportation service requirements from a particular location will be performed by Morgan on the basis of a prescribed rate schedule, subject to certain adjustments to accommodate increases in the Company's transportation costs. Operating results generated under customer contracts in 1996, 1997, and 1998 were 62%, 68% and 64% of total operating revenues, respectively. Morgan's ten largest customers have been served for at least three years and accounted for approximately 59%, 66%, and 69% of its operating revenues in 1996, 1997, and 1998, respectively.

         Independent Owner-Operators. The shipment of product by Manufactured Housing and certain Specialized Outsourcing Services such as towaway and pickup is conducted by contracting for the use of the equipment of independent owner-operators.

         Owner-operators are independent contractors who own toters, tractors or pickup trucks which they contract to, and operate for, Morgan on a long-term basis. Independent owner-operators are not generally approved to transport commodities on their own in interstate or intrastate commerce. Morgan, however, possesses such approvals and/or authorities (see "Regulation"), and provides marketing, insurance, communications, administrative, and other support required for such transportation.

         Risk Management, Safety and Insurance. The risk of substantial losses arising from traffic accidents is inherent in any transportation business. Morgan carries insurance to cover such losses up to $25 million per occurrence with a deductible of up to $250,000 per occurrence for personal injury and property damage. The frequency and severity of claims under the Company's liability insurance affect the cost, and potentially the availability, of such insurance. If Morgan is required to pay substantially greater insurance premiums, or incurs substantial losses above $25 million or substantial losses below its $150,000 deductible, its results of operations can be materially adversely affected. There can be no assurance that Morgan can continue to maintain its present insurance coverage on acceptable terms.

         Interstate makes available physical damage insurance coverage for the Company's owner-operators. Interstate also writes performance surety bonds for Morgan Drive Away, Inc.

         Regulation. Morgan's interstate operations are subject to regulation by the Federal Highway Administration, which is an agency of the United States Department of Transportation ("D.O.T."). Effective August 26, 1994, essentially all motor common carriers were no longer required to file individually determined rates, classifications, rules or practices with the Interstate Commerce Commission ("I.C.C.") Effective January 1, 1995, the economic regulation of certain intrastate operations by various state agencies was preempted by federal law. The states will continue to have jurisdiction primarily to insure that carriers providing intrastate transportation services maintain required insurance coverage, comply with all applicable safety regulations, and conform to regulations governing size and weight of shipments on state highways. Most states have adopted D.O.T. safety regulations and conform to regulations governing size and weight of shipments on state highway, and actively enforce them in conjunction with D.O.T. personnel.

         Carriers normally are required to obtain authority from the I.C.C. or its successor as well as various state agencies. Morgan is approved to provide transportation from, to, and between all points in the continental United States.

         Federal   regulations   govern  not  only   operating   authority   and
registration, but also such matters as the content of agreements with owner-operators, required procedures for processing of cargo loss and damage claims, and financial reporting. Morgan believes that it is in substantial compliance with all material regulations applicable to its operations.

         The D.O.T. regulates safety matters with respect to the interstate operations of Morgan. Among other things, the D.O.T. regulates commercial driver qualifications and licensing; sets minimum levels of carrier liability insurance; requires carriers to enforce limitations on drivers' hours of service; prescribes parts, accessories and maintenance procedures for safe operation of freight vehicles; establishes noise emission and employee health and safety standards for commercial motor vehicle operators; and utilizes audits, roadside inspections and other enforcement procedures to monitor compliance with all such regulations. In 1997, the D.O.T. has established regulations which mandate random, periodic, pre-employment, post-accident and reasonable cause drug testing for commercial drivers. The D.O.T. has also established similar regulations for alcohol testing. Morgan believes that it is in substantial compliance with all material D.O.T. requirements applicable to its operations.

         From time to time, tax authorities have sought to assert that owner operators in the trucking industry are employees, rather than independent contractors. No such tax claim has been successfully made with respect to Morgan. Under existing industry practice and interpretations of federal and state tax laws, as well as Morgan's current method of operation, Morgan, based on the advice of counsel, maintains that its owner operators are not employees. Whether an owner operator is an independent contractor or employee is, however, generally a fact-sensitive determination and the laws and their interpretations can vary from state to state. There can be no assurance that tax authorities will not successfully challenge this position, or that such tax laws or interpretations thereof will not change. If the owner operators were determined to be employees, such determination could materially increase Morgan's payroll tax and workers' compensation insurance costs.

         Interstate, Morgan's insurance subsidiary, is a captive insurance company incorporated under Vermont law. It is required to report annually to the Vermont Department of Banking, Insurance & Securities and must submit to an examination by this Department on a triennial basis. Vermont regulations require Interstate to be audited annually and to have its loss reserves certified by an approved actuary. Morgan believes Interstate is in substantial compliance with Vermont insurance regulations.

III.       SPINNAKER STOCK

         Interactive will own 1,000,000 shares of Common Stock of Spinnaker, of which all are pledged by Lynch to two banks to secure two lines of credit to Lynch aggregating $20.0 million. Interactive intends to sell such shares from time to time to fund its acquisition program. On May 28, 1999, the closing price in limited trading of Spinnaker Common Stock on the AMEX was $13.75 per share. See "Risk Factors - Interactive May Have Difficulty Selling Spinnaker Stock."

         Spinnaker is a leading manufacturer of adhesive backed paper label stock and industrial tape for the packaging industry as well as being a major supplier of stock for pressure sensitive U.S. postage stamps. On April 12, 1999, Spinnaker announced that it has agreed to sell its two industrial tape business units to Intertape Polymer Group, Inc. (AMEX"ITP; Toronto), Montreal, Quebec, Canada, for approximately U.S. $105 million and 300,000 seven-year warrants to purchase Intertape common shares at a price of U.S. $35 each. The two subsidiaries are Central Products Company, acquired from Alco Standard in 1995, and Spinnaker Electrical, a pressure sensitive electrical tape business acquired from tesa tape, inc., in 1998. The transactions are subject to certain conditions including U.S. Government approval, which will govern the closing dates. The sales are part of a plan to seek strategic alternatives which Spinnaker announced in November 1998.

IV.   OTHER INFORMATION

         While Interactive holds licenses of various types, Interactive does not believe they are critical to its overall operations, except for (1) the television-broadcasting licenses of WHBF-TV and WOI-TV; (2) Interactive's telephone subsidiaries' franchise certificates to provide local-exchange telephone service within its service areas; (3) Western New Mexico Telephone Company's FCC licenses to operate point-to-point microwave systems; (4) licenses held by partnerships and corporations in which Western New Mexico Telephone Company and Inter-Community Telephone Company own minority interests to operate cellular telephone systems covering areas in New Mexico and North Dakota, (5) CLR Video's franchises to provide cable television service within its service areas and (6) personal communications services licenses held by companies in which Interactive's subsidiaries have investments, as well as the Las Cruces, New Mexico PCS License held by Interactive.

         The capital expenditures, earnings and competitive position of Interactive have not been materially affected by compliance with current federal, state, and local laws and regulations relating to the protection of the environment; however, Interactive cannot predict the effect of future laws and regulations. Interactive has not experienced difficulties relative to fuel or energy shortages but substantial increases in fuel costs or fuel shortages could adversely affect the operations of Morgan.

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of Year 2000 matters.

         Interactive is a party to certain lawsuits in the ordinary course of business, primarily at Morgan. See "Risk Factors - Morgan Claims Costs May Affect Profitability" and "Business of Interactive - II. Services The Morgan Group, Inc. - Risk Management, Safety and Insurance" for information on claims, lawsuits and insurance relating to Morgan.

         No portion of the business of Interactive is regarded as seasonal, except that, in the case of Morgan, fewer shipments are scheduled during the winter months in those parts of the country where weather conditions limit highway use.

         There were no customers in 1998 or 1997 that represents 10% or more of combined revenues, except for Oakwood Homes Corporation (15.5% in 1998 and 11.1% in 1997) and Fleetwood Enterprises, Inc. (12.7% in 1998 and 14.5% in 1997). Interactive does not believe that its multimedia business is dependent on any single customer.

         Excluding the following for Morgan: approximately 1,530 independent owner-operators and 1,420 other drivers, Interactive had a total of approximately 630 employees at December 31, 1998, compared to approximately 633 employees at December 31, 1997.

         Additional information with respect to each of Interactive's segments is included in Note 13, Segment information to the Combined Financial Statements included herein.

                   RELATIONSHIP BETWEEN LYNCH AND INTERACTIVE
                               AFTER THE SPIN OFF

         Interactive was organized by Lynch as a wholly owned subsidiary. After the Spin Off, Lynch will not have any ownership interest in Interactive, and Interactive will be an independent public company.

         Six current directors of Lynch will become directors of Interactive. It is currently expected that for a period of up to three years following the Spin Off, the current executive officers of Lynch will also be the executive officers of Interactive. The employees of the corporate office of Lynch will become employees of Interactive, and Lynch will be charged a management fee for corporate services provided by the Interactive corporate office to Lynch. Lynch will have no corporate office of its own.

         Prior to the Spin Off, Interactive and Lynch will enter into a Separation Agreement, described below, for the purpose of governing their relationship subsequent to the Spin Off, including the provision of management services and the allocation of tax and certain other liabilities and obligations. Following the Spin Off, additional or modified agreements, arrangements and transactions may be entered into by Interactive, Lynch and their respective subsidiaries. The Separation Agreement was not and any additional or modified agreements arrangements and transaction may not be the result of arm's-length negotiations between independent parties, and as a result the terms may be more or less favorable to one of the companies than if made on an arms length basis.

         The Separation Agreement will be filed as an exhibit to Interactive's Registration Statement filed with the SEC registering Interactive's Common Stock under the Exchange Act. The following description summarizes the material terms of the Agreement, but the following descriptions do not purport to be complete and are qualified in their entirety by reference to the exhibit.

         The Separation Agreement provides that the transfer by Lynch to Interactive of the assets and business entities constituting Interactive are on an "as is, where is" basis, and no representations or warranties are being made by Lynch with respect thereto.

         The Separation Agreement provides that each of Lynch and Interactive will be granted access to certain records and information in the possession of the other and requires each of Lynch and Interactive to provide to the other copies of all documents filed with the SEC pursuant to the periodic and interim reporting requirements of the Exchange Act.

         The Separation Agreement provides that, in general, except as otherwise set forth therein or in any related agreement, all costs and expenses incurred in connection with the Spin Off will be paid 50% by each Company.

         The Separation Agreement generally provides for the assumption of liabilities and cross indemnities designed to place with Interactive responsibility for liabilities of its Interactive Businesses and with Lynch responsibility for liabilities of its retained businesses. The Separation Agreement generally provides that Interactive will be responsible for any tax liabilities relating to its businesses, whether before or after the Spin Off, and Lynch will be responsible for any tax liabilities relating to its retained businesses, whether before or after the Spin Off, and for cross indemnifications.

         The Separation Agreement provides that Interactive may use the names Lynch Interactive, Lynch Telephone, Lynch Telecommunications, Lynch Multimedia and derivatives. While it is currently expected that Interactive will not seek manufacturing acquisitions similar to Lynch's current manufacturing operations and Lynch will not seek multimedia and transportation services acquisitions similar to Interactive's current multimedia and services operations, the Separation Agreement does not restrict either Interactive or Lynch.

         The Separation Agreement provides that employees of the corporate office of Lynch will become employees of Interactive following the Spin Off and that Interactive will provide corporate management services to Lynch for a transition period of up to three years, with Lynch paying a proportion of Interactive's corporate office expense as described below under "Corporate Expense." Subject to the direction of Lynch's

Board of Directors, such corporate management services may include supervision of operating subsidiaries, strategic planning, acquisition analysis, investment banking and financial advisory services, supervision of the preparation of the corporate tax returns, and supervision of financial reporting and other regulatory matters applicable to Lynch as a public company. In providing these services, Interactive may employ consultants and other advisers in addition to utilizing its own employees. The Separation Agreement provides that Interactive shall not be liable to Lynch in connection with the provision of such services except for its wilful misconduct and that Lynch will indemnify Interactive to the maximum extent permitted by law for any claims against it except where it has been found liable for its willful misconduct.

                 EXECUTIVE OFFICERS AND DIRECTORS OF INTERACTIVE

         The executive officers and directors of Interactive, and their ages as of April 1, 1999 are as follows:

Name
                                                       Age
Position

Mario J. Gabelli
                                                        56
Director, Chairman of the Board and
Chief Executive Officer
Robert E. Dolan
                                                        47
Chief Financial Officer
Robert A. Hurwich
                                                        57
Vice President-Administration,
General Counsel and Secretary
Paul J. Evanson
                                                        57
Director
John C. Ferrara                                         47

Director
David C. Mitchell
                                                        57
Director
Salvatore Muoio
                                                        39
Director
Ralph R. Papitto

                                                        72
Director

     Mario J. Gabelli, Chairman and Chief Executive Officer of the Corporation (since 1986); Chairman and Chief Executive Officer of Gabelli Funds, Inc., (since 1980), a private company which makes investments for its own account; Chairman and Chief Executive Officer of Gabelli Asset Management Inc. (since
1999), a NYSE listed holding company for subsidiaries engaged in various aspects of the securities business (including GAMCO Investors, Inc. of which he is Chairman and Chief Executive Officer); Director/Trustee and/or President of thirteen registered investment companies managed by Gabelli Funds, LLC (since
1986); Director of East/West Communications, Inc.; Governor of the American Stock Exchange.

     Robert E. Dolan, Chief Financial Officer of Lynch (since February 1992) and Controller (since May 1990).

     Robert A. Hurwich, Vice President-Administration, General Counsel and Secretary of Lynch Corporation since February 1994.

     Paul J. Evanson, President (since 1995) of Florida Power & Light Co.; Vice President, Finance and Chief Financial Officer of FPL Group, Inc. (1992-1995), parent company of Florida Power & Light; President and Chief Operating Officer of Lynch (1988 - 1992); Chairman (1990 - 1992) and President (1988 - 1992)
of Spinnaker Industries, Inc., a subsidiary of Lynch engaged in the manufacturing of adhesive backed materials; Director of FPL Group, Inc., Florida Power & Light Company and Southern Energy Homes, Inc.

     John C. Ferrara, Executive Vice President and Chief Financial Officer (1998-January 1999) of Golden Books Family Entertainment, Inc., a NASDAQ company which published, licensed and marketed entertainment products and subsequently filed for protection under the Bankruptcy Act in late February 1999; Vice President and Chief Financial Officer (1989-1997) of Renaissance Communications Corp., a NYSE company which owned and operated television broadcast stations; from 1973-1989, various financial positions at The American Express Company, National Broadcasting Company (NBC) and Deloitte & Touche; Director of Gabelli Funds, Inc. (since 1999).

     David C. Mitchell, President of the Telephone Group and member of the Board of Directors of Rochester Telephone (now Frontier Corp.) until 1992; President and Chief Executive Officer of Personal Sound Technologies, Inc., a development stage new venture company bringing a technology hearing aid to market (1992-3); Advisor to C-Tec Corporation from 1993 to its corporate reorganization in 1997; Director of Commonwealth Telephone Enterprises, Inc. (where he has also serves as an adviser), USN Communications, Inc., Marine Midland Bank (Rochester, NY Board), Finger Lakes Long Term Care Insurance Co. and IBS International Corp.

     Salvatore Muoio, Principal and Chief Investment Officer of S. Muoio & Co. LLC, a securities advisory firm (since 1996); Security Analyst and Vice President of Lazard Freres & Co., L.L.C., an investment banking firm (1995-1996); Securities Analyst at Gabelli & Company, Inc. (1985-1995).

     Ralph R. Papitto, Chairman and Chief Executive Officer of AFC Cable Systems, Inc. a manufacturer and supplier of electrical distribution products (since 1993); Founder, Chairman and a Director of Nortek, Inc., a manufacturer of construction products (1967-1993); Director of AFC Cable Systems, Inc.; Chairman of the Board of Trustees of Roger Williams University.

         The Board of Directors of Interactive has established three standing committees, the principal duties of which are described below:

         Audit Committee: Will recommend to the Board of Directors the appointment of independent auditors; will review annual financial reports to shareholders prior to their publications; will review the report by the independent auditors concerning management procedures and policies; and will determine whether the independent auditors have received satisfactory access to Interactive's financial records and full cooperation of corporate personnel in connection with their audit of Interactive's records. The present members are Messrs. Ferrara (Chairman), Mitchell and Muoio.

         Executive Compensation and Benefits Committee: Will develop and make recommendations to the Board of Directors with respect to Interactive's executive compensation policies; will recommend to the Board of Directors the compensation to be paid to executive officers; will administer Interactive's executive benefit plans; and will perform such other duties as may be assigned to it by the Board of Directors. The initial members will be Messrs. Papitto (Chairman), and Evanson.

         Executive Committee: Will exercise all power and authority of the Board of Directors, except as otherwise provided by Delaware law or by the By-laws of Interactive, in the management affairs of Interactive during intervals between meetings of the Board of Directors. The present members are Messrs Gabelli (Chairman), Evanson and Papitto.

         Interactive does not have a nominating committee. Nominations for directors and officers of Interactive are matters considered by the entire Board of Directors.

         Compensation of Directors. Directors, who are not otherwise employees, receive a monthly cash retainer of $1,500 and a fee of $2,000 for each in person Board of Directors meeting and a fee of $1,000 for each telephonic Board of Directors meeting (which lasts more than one hour) and each Committee meeting the Director attends. In addition, a non-employee director serving as a committee chairman receives an addition $2,000 annual cash retainer. A Director who is an employee of Interactive is not compensated for services as a member of the Board of Directors or any committee thereof. In addition, Interactive purchases accident and dismemberment insurance coverage of $100,000 for each member of the Board of Directors and maintains a liability insurance policy which provides for indemnification of each Director (and officer) against certain liabilities which each may incur in his capacity as such.

         Indemnification of Directors and Officers. Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Certificate of Incorporation provides that directors and officers of the Company shall be indemnified to the fullest extent of Delaware law.

         The Delaware Law provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction which the director derives an improper personal benefit. The Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by Delaware Law. In addition, the Certificate of Incorporation provides that if Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Delaware Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or recission in the event of a breach of a director's duty of care. The Company's Certificate of Incorporation also provides that the Company shall, to the full extent permitted by Delaware Law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of Interactive where indemnification will be required or permitted.

         Executive Officers. The principal executive officers of Interactive will initially be the same as the principal executive officers of Lynch. After a transition period of up to three years, the chief executive officer and the other principal officers can only be executive officers of either Interactive or Lynch, although Mr. Gabelli may remain the Chairman of the Board of the company of which he is no longer chief executive officer.
 No determination has been made at this time as to which company the executive officers will continue to serve.

     Executive Officers Compensation. Messrs. Gabelli, Dolan and Hurwich have been executive officers at Lynch for at least the last five years and are expected to be executive officers of both Manufacturing and

Interactive for a transition period of up to three years from the date of the Spin Off. As employees of Lynch, they received the following compensation:

                           SUMMARY COMPENSATION TABLE

                               Annual Compensation

                                                                                  Long Term
Name and                                                                        Compensation         All Other
Principal                                                                         Awards              Compensation
Position                              Year     Salary($)      Bonus($)1    Stock Underlying Option2      ($)3
--------                              ----     ---------      ---------    ------------------------      ----
Mario J. Gabelli                      1998      500,000              0                   -                200
  Chief Executive Officer,            1997      500,000              0              25,000                200
    Chairman of the Board             1996      500,000              0                   -                200
    Chairman of the Executive
    Committee

Robert E. Dolan                       1998      240,000         50,000                2,000               200
  Chief Financial Officer             1997      201,000              0                4,000               200
                                      1996      172,500        200,000                4,000               200

Robert A. Hurwich                     1998      164,000         20,000                1,000               200
   Vice President-Admin.-             1997      156,000              0                1,500               200
    istration, Secretary,             1996      147,500         50,000                2,500               200
    General Counsel


                                Corporate Expense

         The employees of Lynch's corporate office will become employees of Interactive at the time of the Spin Off and Interactive will become a lessee with Lynch of the corporate office lease in Rye. After the Spin Off, Interactive will provide corporate management services to Lynch for a period of up to three years, and either Interactive or Lynch may amend or terminate the arrangements at any time on 90 days notice to the other.

         Pursuant to the management arrangement, expenses specifically related to Interactive or Lynch will be charged to the company for which they were incurred. Other corporate office expenses such as employee expense, rent, and other non-specifically allocated corporate office expenses ("Corporate Overhead
Expense"), will be allocated between Interactive and Lynch. Based principally on an informal estimate of time spent by the corporate office in the past on Interactive and Lynch matters, the initial allocation of Corporate Overhead
Expense after the Spin Off will be 75% to Interactive and 25% to Lynch. However,
Interactive or Lynch may change that allocation from time to time to reflect changing time estimates or other factors determined to be relevant at the time.
The employees have not and will not keep time sheets, and the allocation was not and in the future may not be the result of arms-length negotiations and as a result may be more or less favorable to one company or the other than might otherwise result. Total corporate expense for pre-Spin Off Lynch for the year ended December 31, 1998, was approximately $2.4 million. Interactive may hire an executive substantially all of whose time would be spent on Interactive, particularly its multimedia businesses, and

--------
1 Bonuses earned during any fiscal year are generally paid during the following fiscal year.

2    Shares of Common Stock underlying Phantom Stock Plan awards.

3 The compensation reported represents contributions made by Lynch to the Lynch 401(k) Savings Plan. The amount of perquisites, as determined in accordance with the rules of the Securities and Exchange Commission relating to Executive Compensation did not exceed the lesser of $50,000 or 10% of salary and bonus for 1998.

whose cost would be billed accordingly. Total corporate expense for Interactive and Lynch after the Spin Off may be greater than for Lynch before the Spin Off. This may result, in part, from the fact that there will be two public companies, each with its own shareholders, transfer agent and registrar, directors, directors and officers insurance, stock exchange listing, SEC filing, auditing and other public company expenses.

         Bonuses for corporate headquarters employees in 1999 are expected to be determined under Lynch's bonus plans as if the Spin Off had not occurred, and Interactive is expected to bear its proportionate share. Beginning in 2000, each of Interactive and Lynch will determine their own bonuses for corporate office staff and bear the cost thereof.

         With respect to the 43,000 units under Lynch's Phantom Stock Plan, each representing one share of Lynch stock outstanding at the time of the Spin Off, the units will be divided into two units, one representing one share of Interactive stock and one representing one share of Lynch stock. The original unit grant price will be divided between the two new units based upon the average relative market price of Interactive stock versus Lynch stock for the five trading days beginning on the eleventh trading day after the effective date of the Spin Off. Because the grant price has to double within the five grant periods for the units to be exercisable, it is not currently probable that any units will be exercised. However, each of Interactive and Lynch will bear its own cost of the divided units. Interactive intends to adopt a new Phantom Stock Plan similar to existing Lynch Phantom Stock Plan.

         The foregoing arrangements, including the allocation of Corporate Overhead Expense, may be changed in the future by either Interactive or Lynch.

                  TRANSACTIONS WITH CERTAIN AFFILIATED PERSONS

         Mr. Gabelli is affiliated with various entities which he directly or indirectly controls and which are engaged in various aspects of the securities business, such as an investment advisor to various institutional and individual clients including registered investment companies and pension plans, as a broker-dealer, and as managing general partner of various private investment partnerships. During 1998, Lynch and its subsidiaries engaged in various transactions with certain of these entities and the amount of commissions, fees, and other remuneration paid to such entities, excluding reimbursement of certain expenses related to Mr. Gabelli's employment by the Corporation (including approximately $72,000 reimbursement in connection with an airplane in part owned by a subsidiary of Gabelli Funds, Inc.), was less than $60,000.

         As of August 12, 1996, Rivgam Communicators, L.L.C., a subsidiary of GFI, agreed to pay a subsidiary of Lynch a 10% net profit interest (after a capital charge) in Rivgam in return for certain services provided or to be provided, by Lynch's subsidiary in connection with bidding on and developing PCS licenses. In December, 1998, Rivgam transferred to the subsidiary of Lynch a 10 megahertz PCS license in the Las Cruces, NM BTA in full satisfaction of Rivgam's obligations under the agreement. The cost of the license to Rivgam in the Federal Communications Commission's auction in 1997 was $674,000. In March, 1997 and February 1998, Bal/Rivgam, L.L.C. and BCK/Rivgam, L.L.C., in which affiliates of GFI have a 49.9% interest, agreed to pay the subsidiary a 5% net profits interest (after a capital charge) in Bal/Rivgam and BCK/Rivgam, respectively, in return for certain services provided or to be provided by Lynch's subsidiary in connection with bidding on and developing wireless communication service licenses and local multipoint distribution services licenses. Mr. Gabelli is the principal shareholder of GFI and is its Chairman and Chief Executive Officer.

         In 1998, Lynch entered into a lease for approximately 5,000 square feet in a building in Rye, New York, recently purchased by an affiliate of Mr. Gabelli, which Interactive will become a party to. The lease runs through December, 2002, and provides for rent at approximately $18.00 per square foot, per annum plus a minimum of $2.50 per square foot per annum for electricity, subject to adjustment for increases in tax and other operating expenses. The amount of the lease is currently approximately $8,620 per month.

         In 1998, Interactive has entered into a non-exclusive agreement with Gabelli & Company, Inc. ("G&C"), a subsidiary of GFI, pursuant to which G&C would act as a financial advisor to assist the Corporation in the realization of the value of its television investments. In the event that a transaction is consummated with a party contacted by G&C, the Corporation would pay G&C a fee of 0.75% of the consideration received.

                      PRINCIPAL STOCKHOLDERS OF INTERACTIVE

         The following table sets forth certain information regarding beneficial ownership of the Interactive's Common Stock effective as of the Spin Off by (i) each person who is known by Interactive to own beneficially more than five percent of Interactive's Common Stock, (ii) each of the Interactive's directors,
(iii) each of the Named Officers and (iv) all current executive officers and directors as a group.


      Name of                    Amount and Nature                    Percent
  Beneficial Owner*             of Beneficial Ownership              of Class
  -----------------             -----------------------              --------

Dimensional Fund Advisors, Inc          86,900(1)                       6.1%
Mario J. Gabelli                       323,863(2)                      22.8%
Paul J. Evanson                          5,652                           **
John C. Ferrara                            414                           **
David C. Mitchell                          400(3)                        **
Salvatore Muoio                            852                           **
Ralph R. Papitto                           952                           **
Robert E. Dolan                            235(4)                        **
Robert A. Hurwich                          257(5)                        **
All Directors and Executive Officers
 as a group (eight in total)           332,625                         23.5%


* The address of each holder of more than 5% of the Common  Stock is as follows:
Dimensional Fund Advisors - 1299 Ocean Avenue,  Santa Monica,  CA 90401; and Mr.
Gabelli - Corporate Center at Rye, Rye, NY 10580.

** Represents holdings of less than one percent.

(1) Because of its investments and/or voting power over shares of Common Stock of the Corporation held in the accounts of its investment advisory clients, Dimensional Fund Advisors, Inc., an investment adviser ("Dimensional"), is deemed to be the beneficial owner of 84,500 shares. Dimensional disclaims beneficial ownership of all such shares.

(2) Includes 252,836 shares of Common Stock owned directly by Mr. Gabelli (including 2,922 held for the benefit of Mr. Gabelli under the Corporation's 401(k) Savings Plan), 2,000 shares owned by a charitable foundation of which Mr. Gabelli is a trustee and 70,000 shares owned by a limited partnership in which Mr. Gabelli is the general partner and has a 20% interest. Mr. Gabelli disclaims beneficial ownership of the shares owned by the foundation and by the partnership, except for his 20% interest therein.

(3) 200 shares jointly owned with wife and sharing voting and investment power.

(4) Includes 35 shares registered in the name of Mr. Dolan's children with respect to which Mr. Dolan has voting and investment power.

(5) Held for the benefit of Mr. Hurwich under the Corporation's 401(k) Savings Plan.


         Morgan is an approximately 55% owned subsidiary of the Company whose stock is traded on the AMEX. As of 1999 Mr. Gabelli beneficially owns 10,000 shares (0.8%) of Morgan Group's Class A

Common Stock. He may also be deemed to be a beneficial owner of 155,900 shares of Morgan's Class A Common Stock and 1,200,000 shares of Morgan's Class B Common Stock owned by the Company, by virtue of his ownership of 22.8% of the shares of Common Stock of the Company. Mr. Gabelli, however, specifically disclaims beneficial ownership of all shares of Morgan Group stock held by Interactive.

                   DESCRIPTION OF CAPITAL STOCK OF INTERACTIVE

General

         The Company is authorized to issue 10,000,000 shares of Common Stock, $.0001 par value. The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Certificate of Incorporation and Bylaws, and by the provisions of applicable Delaware law.

Common Stock

         There are 1,418,248 shares of Common Stock outstanding and held by Lynch. Concurrently with the Spin Off, all of such shares will be transferred to shareholders of Lynch. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Each share of Common Stock will have one vote on all matters submitted to a vote of shareholders. In the event of the liquidation, dissolution or winding up of Interactive, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Delaware Takeover Statute

         The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

         Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Common Stock of Interactive is ChaseMellon Shareholder Services.

                   FEDERAL INCOME TAX CONSEQUENCES OF SPIN OFF

         Lynch has received a private tax ruling from the Internal Revenue Service ("IRS") to the effect that:

         1. The Spin Off will qualify as a tax-free spin off under Section 355 and 368 (a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code").

         2. No gain or loss with respect to the Interactive shares being spun off will be recognized by Lynch on the Spin Off.

         3. No gain or loss will be recognized by the holders of Lynch Common Stock solely as a result of their receipt of shares being spun off.

         4. The tax basis of Lynch Common Stock and the Interactive shares held immediately after the Spin Off by any holder will equal such holder's tax basis in its Lynch Common Stock before the Spin Off, allocated in proportion to the relative fair market values of the Lynch Common Stock and the Interactive shares on the Spin Off date.

         5. The holding period of the Interactive shares received in the Spin Off will include the holding period of the Lynch Common Stock with respect to which the Interactive shares were distributed, provided that such Lynch Common Stock was held as a capital asset on the Spin Off date.

         The IRS Ruling is subject to certain assumptions and the accuracy of certain representations made by Lynch. Neither Lynch nor Interactive is aware of any present facts or circumstances that would cause such assumptions or representations to be untrue.

         If the Spin Off were not to qualify as a tax-free spin off under Sections 355 and 368(a)(1)(D) of the Code, then (i) Lynch would recognize capital gain equal to the excess of (x) the fair market value of the Interactive shares on the Spin Off date, over (y) Lynch's adjusted tax basis in the Interactive shares on such date, and (ii) each holder of Lynch Common Stock who receives Interactive shares in the Spin Off would be treated as receiving a taxable distribution in an amount equal to the fair market value of such Interactive shares on the Spin Off date, taxed first as a dividend to the extent of such holder's pro rata share of Lynch's current and accumulated earnings and profits, and then as a nontaxable return of capital to the extent of such holder's basis in the Lynch Common Stock, with any remaining amount being taxed as capital gain.

         Even if the Spin Off qualifies as a tax-free spin off under Sections 355 and 368(a)(1)(D) of the Code, Lynch (but not Lynch shareholders) also would recognize taxable gain on the Spin Off (determined as if Lynch had sold all the Interactive shares for fair market value on the Spin Off date) if (a) 50% or more of the outstanding stock of Interactive or Lynch were acquired (or deemed to be acquired pursuant to certain transactions involving the stock or assets of Lynch, Interactive, or their subsidiaries, and (b) the Spin Off and such acquisition were treated as part of a plan or series of related transactions (such a transaction, a "Change in Control Transaction"). For that purpose, any acquisition of stock of Lynch or Interactive within the period beginning two years prior to the Spin Off date and ending two years after the Spin Off date would be presumed to be part of such a plan or series of related transactions, although Lynch or Interactive, as the case may be, may be able to rebut such presumption.

         Pursuant to the Separation Agreement, Interactive and Lynch will each bear their respective share of any corporate level tax arising on the Spin Off, except that Interactive or Lynch, as the case may be, will be obligated to indemnify the other party on an after-tax basis for 100% of such corporate level tax if such tax is primarily attributable to (i) actions of Interactive or Lynch after the Spin Off (including any cessation, transfer to affiliates or disposition of its active trades or businesses, and certain reacquisitions of its stock and payments of extraordinary dividends to its shareholders) or (ii)
involvement  by  Interactive  or  Lynch  in a  Change  in  Control  Transaction.
Notwithstanding the foregoing provisions, under the consolidated return regulations, Interactive and Lynch will each be severally liable to the IRS for the full amount of any corporate level tax arising on the Spin Off that is not paid by the other party. Neither Interactive nor Lynch will indemnify any holder of Lynch Common Stock who receives shares in the Spin Off for any tax liabilities.

         Certain restructuring transactions that Lynch will effect prior to the Spin Off may trigger tax liabilities.

         Current U.S. Treasury Regulations require each holder of Lynch Common Stock who receives Interactive Common Stock pursuant to the Spin Off to attach to his or her U.S. federal Income tax return for the year in which the Spin Off occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 to the Spin Off. Following the Spin Off, Lynch will convey the appropriate information to each holder of record of Lynch Common Stock as of the Record Date.

         This discussion of the anticipated Federal income tax consequences of the Spin Off is for general information only and may not be applicable to shareholders who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. Lynch stockholders should consult their own advisers as to the specific tax consequences of the Spin Off, including the effects of foreign, state and local tax laws and the effect of possible changes in tax laws. See also "Risk Factors--Tax Free Spin Off Ruling."

                              AVAILABLE INFORMATION

         Interactive has filed with the SEC a Registration Statement under the Exchange Act with respect to the Shares being issued in the Spin Off. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Information Statement as to the contents of any contract, agreement or other document referred to herein are summaries only and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto filed by Interactive with the SEC may be inspected at the public reference facilities of the SEC listed below.

         After the Spin Off, Interactive will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Room 1024, 450 Fifty Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such information may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide

Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, it is expected that reports, proxy statements and other information concerning Interactive will be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY, 10006-1881.

         Interactive intends to furnish holders of Interactive's shares with annual reports containing consolidated financial statements (beginning with the year ending December 31, 1999) audited by independent auditors.

         Lynch, Morgan and Spinnaker have filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the SEC for the year ended December 31, 1998 and the quarter ended March 31, 1999, which contain additional information on Lynch, Morgan and Spinnaker.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THE INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF INTERACTIVE SINCE THE DATE HEREOF.


                          Lynch Interactive Corporation

                     Index to Combined Financial Statements

                                                                                        Page


Report of Independent Auditors                                                          F-2

Combined Balance Sheets as of March 31, 1999
 (unaudited) and as of December 31, 1998 and 1997                                       F-3

Combined Statements of Operations for the three
 months ended March 31, 1999 and 1998 (unaudited)  and
 for the years ended December 31, 1998, 1997 and 1996                                   F-5

Combined Statements of Changes In Equity, Investments by and advances from Lynch
 Corporation for the three months ended March 31, 1999, and 1998 (unaudited)
 and for the years ended December 31, 1998, 1997 and 1996                               F-6

Combined  Statements of Cash Flows for the three months ended March 31, 1999 and
1998 (unaudited)
and for the years ended December 31, 1998, 1997 and 1996                                F-7

Notes to Combined Financial Statements                                                  F-8


                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Lynch Corporation


We have audited the accompanying combined balance sheets of the net assets and operations to be contributed to Lynch Interactive Corporation (see Note 1) as of December 31, 1998 and 1997, and the related combined statements of operations, equity, investments by and advances from Lynch Corporation and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the management of Lynch Corporation (the "Company"). Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 financial statements of Dunkirk and Fredonia Telephone Company, a wholly-owned subsidiary of DFT Communications, Inc. (formerly Lynch Telephone VIII, a wholly-owned subsidiary of Lynch Corporation) which statements reflect total revenues of $575,000 for the two month period ended December 31, 1996, the 1997 and 1996 financial statements of CLR Video, L.L.C., a wholly-owned subsidiary of Lynch Multimedia (a wholly-owned subsidiary of Lynch Corporation) which statements reflect total revenues of $1,505,000 and $1,399,000 for the years ended December 31, 1997 and 1996, respectively, and the 1997 and 1996 financial statements of Coronet Communication Company and of Capital Communications Company, Inc. (corporations in which the Company has a 20% and 49% interest, respectively). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Dunkirk and Fredonia in 1996, CLR Video, L.L.C. in 1997 and 1996, Coronet Communications Company in 1997 and 1996 and Capital Communications Company, Inc. in 1997 and 1996 , is based solely on the reports of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the net assets and operations to be contributed to Lynch Interactive Corporation (see Note 1) at December 31, 1998 and 1997 and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                    /S/ ERNST & YOUNG LLP


Stamford, Connecticut
March 26, 1999



                          Lynch Interactive Corporation

                             Combined Balance Sheets



                                                       (Unaudited)
                                                         March 31,                   December 31,
                                                          1999            1998         1997
                                                          ----            ----         ----
                                                                    (In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                               $  16,130    $  27,021    $  27,058
Marketable securities and short-term investments            1,287          967          985
Trade accounts receivable less allowances of $334,
   $320 and $286 in 1999, 1998 and 1997, respectively      19,706       18,853       18,907
Deferred income taxes                                       4,863        4,265        4,148
Other current assets                                        7,225        6,941        6,821
                                                            -----        -----        -----
     TOTAL CURRENT ASSETS                                  49,211       58,047       57,919
                                                           ------       ------       ------


   PROPERTY, PLANT AND EQUIPMENT:
     Land                                                   1,247        1,247        1,098
     Buildings and improvements                             9,697        9,591        9,037
     Machinery and equipment                              130,970      129,251      121,435
                                                          -------      -------      -------
                                                          141,914      140,089      131,570
     Accumulated depreciation                             (51,669)     (48,906)     (39,797)
                                                          -------      -------      -------
                                                           90,245       91,183       91,773

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
   OF COMPANIES ACQUIRED,  NET                             47,091       47,740       49,232
INVESTMENTS IN AND ADVANCES TO AFFILIATED ENTITIES         12,958       25,575       27,042
OTHER ASSETS                                                7,077        6,934        8,410
                                                            -----        -----        -----
   TOTAL ASSETS                                         $ 206,582    $ 229,479    $ 234,376
                                                        =========    =========    =========



See accompanying notes.



                                         (Unaudited)
                                           March 31,        December 31,
                                            1999         1998              1997
                                            -----------------------------------
                                                     (In Thousands)

   LIABILITIES AND EQUITY

   CURRENT LIABILITIES:
  Notes payable to banks                   $  3,005   $  2,037   $  4,285
  Notes payable to Lynch                      8,600     15,150     22,714
  Trade accounts payable                      4,653      4,662      4,228
  Accrued interest payable                      774        889        886
  Taxes payable to Lynch                      3,179      2,841        366
  Accrued liabilities                        16,845     16,176     16,437
  Customer advances                           1,720      1,996      1,820
  Current maturities of long-term debt        7,855      8,639      7,583
       TOTAL CURRENT LIABILITIES             46,631     52,390     58,319
                                           --------   --------   --------



LONG-TERM DEBT                              117,817    119,024    126,617
DEFERRED INCOME TAXES                         7,798     13,007     14,752
OTHER LIABILITIES                             5,221      4,987      3,455
MINORITY INTERESTS                            9,602     10,527      9,246


EQUITY, INVESTMENTS BY AND ADVANCES FROM
  LYNCH CORPORATION                          19,513     29,544     21,987
                                           --------   --------   --------
TOTAL LIABILITIES AND EQUITY               $206,582   $229,479   $234,376
                                           ========   ========   ========



See accompanying notes.


                          Lynch Interactive Corporation

                        Combined Statements of Operations




                                                    (Unaudited)
                                                 Three Months Ended
                                                    March 31,                 Year ended December 31,
                                                1999        1998         1998          1997          1996
                                                -----------------    ------------- ------------- -------------
                                                                       (In Thousands)
 SALES AND REVENUES:
 Multimedia                                    $ 13,387    $  12,932    $  54,622    $  47,908    $  28,608
 Services                                        35,325       33,971      150,454      146,154      132,208
                                               --------    ---------    ---------    ---------    ---------
                                                 48,712       46,903      205,076      194,062      160,816
                                               --------    ---------    ---------    ---------    ---------
COSTS AND EXPENSES:
 Multimedia                                       9,585        9,221       38,176       35,363       21,435
 Services                                        32,312       31,950      138,193      135,431      127,236
 Selling and administrative                       3,248        3,409       12,050       11,980       10,205
                                               --------    ---------    ---------    ---------    ---------
OPERATING PROFIT                                  3,567        2,323       16,657       11,288        1,940

Other income (expense):
 Investment income                                  816          571        1,865        1,678        2,150
 Interest expense                                (2,684)      (2,736)     (10,383)      (9,740)      (6,293)
 Equity in earnings of affiliated companies        (258)         (41)        (629)        (125)        (309)
 Reserve for impairment of investment in PCS
    license holders                             (15,406)           -            -       (7,024)           -
 Gain on sales of subsidiary stock and other
   operating assets                                   -            -        3,198          263        1,072
                                                (17,532)      (2,206)      (5,949)     (14,948)      (3,380)
INCOME (LOSS) BEFORE INCOME TAXES,
  MINORITY INTERESTS AND EXTRA-
  ORDINARY ITEM                                 (13,965)         117       10,708       (3,660)      (1,440)
Benefit (Provision) for income taxes              4,650          (37)      (4,857)         830          251
Minority interests                                 (199)          20       (1,224)        (631)         747
INCOME (LOSS) BEFORE EXTRA-
  ORDINARY ITEM                                  (9,514)         100        4,627       (3,461)        (442)
                                               --------    ---------    ---------    ---------    ---------

LOSS FROM EARLY EXTINGUISHMENT OF
   DEBT, NET OF TAX BENEFIT OF $105                (160)           -            -            -            -
                                               --------    ---------    ---------    ---------    ---------
NET INCOME (LOSS)                              $ (9,674)   $     100    $   4,627    $  (3,461)   $    (442)
                                               ========    =========    =========    =========    =========





                          Lynch Interactive Corporation

              Combined Statements of Changes in Equity, Investment
                     by and Advances from Lynch Corporation



                                                (Unaudited)
                                              Three Months Ended
                                                 March 31,              Year Ended December 31,
                                               1999        1998       1998       1997        1996
                                             --------------------   ---------  --------- ---------
                                                                (In Thousands)

Equity at beginning of period                $ 29,544    $ 21,987    $21,987   $ 24,382    $ 19,820
  Net income (loss)                            (9,674)        100      4,627     (3,461)       (442)
Investment by and advances (to) from Lynch
   Corporation                                   (357)       (641)     2,930      1,066       5,004
                                             --------    --------    -------   --------    --------
                                             $ 19,513    $ 21,446    $29,544   $ 21,987    $ 24,382
                                             ========    ========    =======   ========    ========


See accompanying notes.



                                           Lynch Interactive Corporation

                                         Combined Statements of Cash Flows


                                                          (Unaudited)
                                                       Three Months Ended               Year Ended December 31,
                                                        1999       1998        1998       1997       1996
                                                    ----------  ----------  --------   ----------- ---------
                                                                            (In Thousands)

OPERATING ACTIVITIES
Net income (loss)                                   $ (9,674)   $    100    $  4,627    $ (3,461)   $   (442)
Depreciation and amortization                          3,612       3,593      14,243      13,258      10,158
Net effect of purchases and sales of trading
  securities                                            (320)        338          18       1,171       9,276
Minority interests                                       199         (20)      1,224         631        (747)
Morgan Special Charges                                     -           -           -           -       3,500
Earnings of affiliates                                   258          41         629         125         428
Reserve for impairment in PCS license holders         15,406           -           -       7,024           -
Deferred taxes                                        (5,804)        253      (1,862)     (1,741)       (344)
Gain on sale of subsidiary stock                           -           -        (489)         71        (998)
Changes in operating assets and liabilities,
  net of effects of acquisitions:
    Receivables                                            -      (2,995)         54      (1,858)       (656)
    Accounts payable and accrued liabilities            (853)      3,565       3,173         118         402
    Other                                                665        (446)        752       2,620      (1,038)
Other                                                   (284)       (401)     (2,654)     (1,053)       (234)
                                                        ----        ----      ------      ------        ----
NET CASH PROVIDED BY OPERATING
ACTIVITIES                                             3,205       4,028      19,715      16,905      19,305
                                                       -----       -----      ------      ------      ------
INVESTING ACTIVITIES
Acquisitions (total cost less debt assumed
 and cash equivalents acquired):
     Upper Peninsula Telephone Company                     -           -           -     (24,568)          -
     Dunkirk and Fredonia                                  -           -           -           -     (17,786)
  Other                                                    -           -           -           -      (7,037)
Investment in Personal Communications Services
   Partnerships, net                                  (3,106)       (100)      3,692       1,644     (27,106)
Capital expenditures                                  (2,270)     (2,186)    (11,642)    (11,837)    (12,080)
   Investment in Coronet Communications Company            -           -           -       2,995           -
   Sale of investments in DBS Operation and                -           -
     cellular partnerships                                 -           -           -       8,576           -
   Other                                                  48          30         272       1,573        (399)
                                                    --------    --------    --------    --------    --------
   NET CASH USED IN INVESTING ACTIVITIES              (5,328)     (2,256)     (7,678)    (21,617)    (64,408)
                                                    --------    --------    --------    --------    --------

   FINANCING ACTIVITIES
   Issuance of long-term debt                          4,362           -         964      23,765      50,259
   Payments to reduce long-term debt                  (6,353)     (1,759)     (7,501)    (24,643)     (7,951)
   Net borrowings (payments), lines of credit         (5,582)     (7,448)     (9,812)      8,742       9,610
   Advances from Lynch Corp.                            (357)       (641)      2,930       1,066       5,004
   Other                                                (838)       (126)      1,345        (545)      1,050
                                                    --------    --------    --------    --------    --------
NET CASH (USED IN) PROVIDED BY
   FINANCING ACTIVITIES                               (8,768)     (9,974)    (12,074)      8,385      57,972
                                                    --------    --------    --------    --------    --------
Net increase (decrease) in cash and cash
  equivalents                                        (10,891)     (8,202)        (37)      3,673      12,869
   Cash and cash equivalents at beginning of year     27,021      27,058      27,058      23,385      10,516
   Cash and cash equivalents at end of year         $ 16,130    $ 18,856    $ 27,021    $ 27,058    $ 23,385
                                                    ========    ========    ========    ========    ========

See accompanying notes.

                          Lynch Interactive Corporation

                     Notes to Combined Financial Statements

1.       Accounting and Reporting Policies

Background

In 1999, the Board of Directors of Lynch Corporation ("Lynch") approved in principle the spin off to its shareholders of its multimedia and services businesses as an independent publicly-traded company (the "Spin- Off"). The multimedia and services businesses and the independently publicly-traded company to which the assets and liabilities will be contributed are hereinafter referred to as Lynch Interactive Corporation (the "Company" or "Lynch Interactive"). Prior to and contemporaneous with the Spin Off, certain legal and regulatory actions will be taken to perfect the existence of the above mentioned affiliated multimedia and service companies as subsidiaries of Lynch Interactive Corporation. At the Spin Off, Lynch will distribute 100 percent of the outstanding shares of common stock of its wholly-owned subsidiary, Lynch Interactive, to holders of record of Lynch's common stock as of the close of business on a date to be determined. Lynch Interactive's operations will consist primarily of Lynch's multimedia and services businesses. In addition, as part of the Spin Off, Lynch Interactive will own one million shares of common stock of Spinnaker Industries, Inc. representing an approximately 13.6% ownership interest (and an approximate 2.5% voting interest) and Lynch Interactive will assume certain short-term and long-term debt obligations of Lynch. Prior to the Spin Off, it is anticipated that Lynch Interactive will succeed to the credit facilities established by Lynch.

In April 1999, Lynch received an Internal Revenue Service private letter ruling that the distribution to its shareholders of the stock of Lynch Interactive qualifies as tax-free for Lynch and its shareholders. In connection with obtaining the rulings from the Internal Revenue Service ("IRS") as to the tax-free nature of the Spin Off, Lynch made certain representations to the IRS, which include, among other things, certain representations as to how Lynch and Interactive intend to conduct their businesses in the future. The distribution is subject to various regulatory approvals and approval of a definitive plan of Lynch's Board of Directors.

Basis of Presentation

The combined financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of the multimedia and services businesses and other assets which will be contributed to Interactive. However, the historical financial information presented herein reflects periods during which the Company did not operate as an independent public company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations, financial condition or cash flows of the Company in the future or what they would have been had the Company been an independent public company during the reporting periods. Investments in affiliates in which the Company does not have majority voting control are accounted for in accordance with the equity method. All material intercompany transaction and balances have been eliminated.

Lynch has historically provided substantial support services such as finance, cash management, legal, and human resources to its various business units. Lynch allocates the cost for these services among the business units supported based principally on informal estimates of time spent by the corporate office on both Interactive and Lynch matters. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services allocated to the Company are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis. It is anticipated that when the Company becomes an independent public company administrative expenses will increase by approximately $.5 million (unaudited) per year as a result of additional financial reporting requirements, stock transfer fees, directors' fees, insurance, compensation and other costs.

Lynch Interactive and Lynch will enter into certain agreements governing various ongoing relationships, including the provision of support services and a tax sharing agreement. The tax sharing agreement will provide for the allocation of tax attributes to each company as if it had actually filed with the respective tax authority.

The Company has a significant need for resources to fund the operations of the Parent Company and fund future growth. The Company is currently considering various alternative long and short-term financing arrangements. One such alternative would be to sell a portion or all of certain investments in certain operating entities. Additional debt and/or equity financing alternatives are also being considered. While Lynch management expects to obtain adequate financing resources to enable the Company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs.

Interim Financial Statements (Unaudited)

The interim financial information as of March 31, 1999 and for the three months ended March 31, 1999 and 1998 is unaudited. In the opinion of management, the information furnished in the unaudited interim combined financial statements reflects all adjustments necessary for a fair presentation of the financial position and results of operations as of March 31, 1999 and for the three months ended March 31, 1999 and 1998.

Due to the fact that the services business is seasonal with reduced sales in winter months, the results of operations for the three months ended March 31,1999 and 1998 may not be indicative of the Company's full year results.

Use of Estimates

The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

At March 31, 1999, and at December 31, 1998 and 1997, respectively, assets of $12.3 million, $20.8 million and $19.9 million, which are classified as cash and cash equivalents, are invested in United States Treasury money market funds for which affiliates of the Company serve as investment managers to the respective funds.

Marketable Securities and Short-term Investments

Marketable securities and short-term investments consist principally of common stocks. At March 31, 1999, and at December 31, 1998, and 1997, respectively, all marketable securities and United States Treasury money market funds classified as cash equivalents were classified as trading, with the exception of certain equity securities at March 31, 1999, and at December 31, 1998 and 1997 with carrying values of $1.3 million, $1.2 million and $1.0 million, respectively, which were classified as available-for-sale and included in other assets. Trading and available-for-sale securities are stated at fair value with unrealized gains or losses on trading securities included in earnings and unrealized gains or losses on available-for-sale securities included in equity and as a component of comprehensive income. Unrealized gains (losses) of $320,000, $(203,000), $82,000, $169,000 and $628,000 on trading securities has been included in earnings for the three months ended March 31, 1999 and 1998 and for the years ended December 31, 1998, 1997 and 1996, respectively. During 1998, equity was adjusted by $59,000 for unrealized gains on available-for-sale securities. There was no adjustment to equity for the available-for-sale securities at March 31, 1999 or December 31, 1997 and 1996.

The cost of marketable securities sold is determined on the specific identification method. Realized gains of $0, $103,000, $382,000, $229,000 and $102,000, and realized losses of $0, $0, $0, $9,000 and $112,000, are included in investment income for the three months ended March 31, 1999 and 1998 and for the years ended December 31, 1998, 1997 and 1996, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include expenditures for additions and major improvements. Maintenance and repairs are charged to operations as incurred. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets which range from 3 years to 35 years. For income tax purposes, accelerated depreciation methods are used.

When a portion of the Company's depreciable property, plant and equipment is retired, the gross book value of the assets, including cost of disposal and net of any salvage value, is charged to accumulated depreciation.

Total rent expense was $2.6 million, $2.8 million, and $2.2 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Excess of Cost Over Fair Value of Net Assets of Companies Acquired, Net

Excess of cost over fair value of net assets of companies acquired (goodwill) is being amortized on a straight-line basis over periods ranging from twenty to forty years. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future cash flows in relation to its net capital investment in the subsidiary. Based on its review, the Company does not believe that an impairment of its goodwill has occurred. Excess of cost over fair value of net assets of companies acquired of $47.1 million, $47.7 million and $49.2 million are net of accumulated amortization of $12.0 million, $11.4 million and $9.0 million at March 31, 1999 and at December 31, 1998 and 1997, respectively.

Equity, Investment By and Advances From Lynch Corporation

Equity represents the net investment in and advances to Interactive by Lynch. It includes common stock, additional paid-in capital, net earnings and net intercompany balances with Lynch which will be contributed at the tine of the Spin Off.

Multimedia

Multimedia revenues include local and intrastate telephone company service revenues which are subject to review and approval by state public utility commissions, and long distance network revenues, which are based upon charges to long distance carriers through a tariff filed by the National Exchange Carriers Association with the Federal Communications Commission. Revenues are based on cost studies for the Company's exchanges, and have been estimated pending completion of final cost studies. Estimated revenue is adjusted to actual upon the completion of the cost studies.

Services

Service revenues and related estimated costs of transportation are recognized when transportation of the manufactured housing, recreational vehicle or other product is completed. Other operating expenses are recognized when incurred.

Morgan maintains personal injury and property damage insurance of up to $25,000,000 per occurrence; with a deductible of $150,000 beginning April 1, 1998, and $250,000 for prior periods. Morgan maintains cargo damage insurance of $1,000,000 per occurrence with a deductible of $150,000 beginning April 1, 1998, and $250,000 for prior periods. Morgan's cargo damage insurance policy includes a stop-loss provision, under which Morgan has recorded a receivable of $767,000 at December 31, 1998. Morgan carries statutory insurance limits on workers' compensation with a deductible of $50,000. Claims and insurance accruals reflect the estimated ultimate cost of claims for cargo loss and damage, personal injury and property damage not covered by insurance. Morgan accrues its self-insurance liability using a case reserve method based upon claims incurred and estimates of unasserted and unsettled claims. These liabilities have not been discounted.

Comprehensive Income

Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes new standards for the reporting and display of comprehensive income and its components. However, the adoption of SFAS No. 130 had no impact on the Company's net income or equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in equity, to be included in other comprehensive income. Comprehensive income was not materially different from net income (loss) in each of the periods presented.

Segment Information

Effective December 1998, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes new standards for reporting information about operating segments. SFAS No. 131 requires disclosure of selected financial and descriptive information for each operating segment based on management's internal organizational decision-making structure. Additional information is required on a company-wide basis for revenues by product or service, revenues and identifiable assets by geographic location and information about significant customers. The adoption of SFAS No. 131 did not affect results of operations or financial position.

Pensions and Other Post-Retirement Benefits

In February 1998, the FASB issued SFAS No. 132, Employers Disclosures About Pensions and Other PostRetirement Benefits, which is an amendment to SFAS No.'s 87, 88, and 106. This SFAS revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The adoption of SFAS No. 132 in 1998 did not have a significant impact on the Company's financial statements as the Company's benefit plans are not material.

Impairments

The Company periodically assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For assets to be held, impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount. For assets to be disposed of, impairment is determined to exist if the estimated net realizable value is less than the carrying amount.

Stock Based Compensation

In 1996, the Company adopted SFAS No. 123, Accounting for Stock Based Compensation. SFAS No. 123 establishes a fair value method of accounting and reporting standards for stock based compensation plans. However as permitted by SFAS No. 123, the Company elected to continue to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees and related interpretations. Under APB No. 25, if the exercise price of the Company's employee stock options was not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company is required to disclose the pro forma net income (loss) and net income (loss) per share as if the fair value method defined in SFAS No. 123 had been applied to all grants made on or after January 1, 1995.
The effect of these pro forma calculations is immaterial.

Fair Value of Financial Instruments

Cash and cash equivalents, trade accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. The carrying amount of the Company's borrowings under its revolving lines of credit approximates fair value, as the obligations bear interest at a floating rate. The fair value of other long-term obligations approximates cost based on borrowing rates for similar instruments. A subsidiary of the Company is a party to an interest rate swap agreement (which is accounted for as an adjustment to interest expense) with a principal amount of $9.3 million at December 31, 1998 which expires in December 2000. At December 31, 1998 and 1997, the Company estimated it would have paid $390,000 and $406,000, respectively, to terminate the swap agreement. The amount at March 31, 1999 is approximately the same as on December 31, 1998.

Issuance of Stock by Subsidiaries and Investees

Changes in the Company's equity in a subsidiary or an investee caused by issuances of the subsidiary's or investees' stock are accounted for as gains or losses where such issuance is not part of a broader reorganization There were $0.5, $0.0, and $1.1 million of such gains in 1998, 1997 and 1996, respectively.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No 133 is currently required to be adopted in years beginning after June 15, 1999. However, the FASB has issued a proposal to delay the required date of the adoption by one additional year. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value are either offset against the changes in fair value of assets and liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Because of the Company's minimal use of derivatives, Lynch management does not anticipate that the adoption of SFAS No. 133 will have a significant effect on Interactive's earnings or financial position.

2.       Acquisitions and Dispositions

Acquisitions

On March 18, 1997, Lynch Michigan Telephone Holding Company, a wholly-owned subsidiary of Lynch acquired approximately 60% of the outstanding shares of Upper Peninsula Telephone Company for $15.2 million and completed the acquisition of the remaining 40% on May 23, 1997 (the "Upper Peninsula Acquisition"). The total cost of the acquisition was $26.5 million. As a result of this transaction, the Company recorded $7.4 million in goodwill which is being amortized over 25 years.

On December 30, 1996, The Morgan Group, Inc., 53% owned by Lynch, acquired the operating assets of Transit Homes of America, Inc., a provider of transportation services to a number of producers in the manufactured housing industry (the "Transit Homes Acquisition"). The purchase price was approximately $4.4 million, including assumed obligations. As a result of this transaction, the Company recorded $4.1 million of goodwill which is being amortized over twenty years.

On November 26, 1996, DFT Communications, Inc., a wholly-owned subsidiary of Lynch, acquired all of the outstanding shares of Dunkirk & Fredonia Telephone Company, a local exchange company serving portions of western New York (the "Dunkirk & Fredonia Acquisition"). The total cost of this transaction was $27.7 million. As a result of this transaction, the Company recorded $13.8 million in goodwill which is being amortized over 25 years.

On  June  3,  1996,   Inter-Community   Telephone  Company,  a  Lynch  Telephone
Corporation II subsidiary acquired four telephone exchanges in North Dakota containing approximately 1,400 access lines from U.S.
West Communications, Inc. for approximately $4.7 million.

All of the above acquisitions were accounted for as purchases, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair market values on their respective dates of acquisition. The operating results of the acquired companies are included in the Combined Statements of Operations from their respective acquisition dates.

Disposition

As of December 9, 1998, WNM Communications, Inc. a Lynch Telephone Corporation subsidiary, sold the assets of its direct broadcast satellite business serving portions of New Mexico for approximately $3.1 million (the "DBS Disposition"). As a result of the transaction, a pre-tax gain on the sale of the assets of approximately $2.7 million was recognized and classified as gain on sale of subsidiary stock and other operating assets in the Combined Statements of Operations.

The following unaudited combined pro forma information shows the results of the Company's operations presented as if the Upper Peninsula Acquisition, Transit Homes Acquisition, Dunkirk & Fredonia Acquisition, and DBS Disposition were made at the beginning of 1996. The unaudited proforma information is not necessarily indicative of the results of operations that would have occurred had the transactions been made at that date nor is it necessarily indicative of future results of operations.


                             Year ended December 31,
                      1998        1997         1996
                      -----------------------------
                              (In thousands)


Sales               $204,281   $ 195,816    $ 209,426
Net income (loss)   $  2,775   $  (3,397)   $  (1,012)

3.       Special Charges

Morgan Drive Away recorded in the fourth quarter of 1996, special charges of $3,500,000 before income taxes relating to exiting the truckaway operation ($2,675,000) and a write down of properties in accordance with SFAS 121($825,000). Morgan recorded a special charge in 1997 of $624,000 before taxes comprised of gains in excess of the net realizable value associated with exiting the truckaway operation of $361,000, offset by charges related to driver pay of $985,000. These charges have been included in the Company's operating profit.

4.       Wireless Communications Services

Lynch Interactive, through limited partnerships, participated in the auctions conducted by the Federal Communications Commission ("FCC") for 30 megahertz and 10 megahertz of broadband spectrum to be used for personal communications services, the "C-Block" and "F-Block" auctions, respectively. These two auctions, which were part of six auctions conducted by the FCC for a total 90 megahertz of spectrum, were specially designated by the FCC to encourage small businesses to participate in the wireless telecommunications industry, so-called "entrepreneurial blocks." To effectuate this, the FCC provided certain qualifying bidders a 25% bidding credit to be used during the auction as well as long-term financing for a substantial portion of the cost of the licenses acquired. The licenses represent the right to provide wireless communications services to territorial areas of the United States. Under FCC regulations, service must be provided to one-third of the population within the area of the license within five years of the date of the award and to two-thirds of the population within ten years of the date of award. Failure to comply may result in the forfeiture of the license. Lynch Interactive held a 49.9% limited partnership interest in each of these partnerships and had committed to funding the government interest and certain other expenses up to a specified amount as discussed below.

In the C-Block auction, which ended in May 1996, Lynch Interactive was a limited partner in Fortunet Communications, L.P. ("Fortunet"), which acquired 31 licenses at a net cost, after the bidding credit, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing of the cost of these licenses. Lynch Interactive had agreements to provide a total of $41.8 million of funding to such partnership, of which $21.6 million was funded through December 31, 1998. These loans carry an annual commitment fee of 20% and an interest rate of 15% which are payable when the loans mature in 2003. For accounting purposes, all cost and expenses, including interest expense, associated with the licenses are currently being capitalized until service is provided.

Events during and subsequent to the auction, as well as other externally driven technological and market forces, made financing the development of C-Block licenses through the capital markets much more difficult than previously anticipated. Fortunet, as well as many of the license holders from this auction, petitioned the FCC for certain forms of financial and ownership structure relief. The response from the FCC, which was announced in September 1997, afforded license holders a choice of four options, one of which was the resumption of current debt payments which had been suspended in 1997. The ramifications of choosing the other three courses of action could have resulted in Lynch Interactive ultimately forfeiting either 30%, 50%, or 100% of its investment in these licenses.

On June 8, 1998, Fortunet elected to apply its eligible credits relating to its original deposit to the purchase of three licenses for 15 MHZ of PCS spectrum in Tallahassee, Panama City and Ocala, Florida. Fortunet returned all the remaining licenses and forfeited 30% of its original deposit in full satisfaction of the government debt. Accordingly, Fortunet is currently the licensee for 15 MHZ of spectrum in the three Florida markets covering a population ("POP") of approximately 785,000 at a net cost at auction of $20.09 per POP.

During 1997, Lynch Interactive provided a reserve on its investment in Fortunet of $7.0 million, representing 30% of its investment, Lynch's management's estimate of its impairment at the time.

The balance sheets of Fortunet at December 31, 1998 and 1997 are as follows (in thousands):

                                        December 31,
                                      1998        1997
                                    --------    ---------
Assets
Cost of licenses acquired           $ 26,982    $ 243,693
                                    --------    ---------
Total assets                        $ 26,982    $ 243,693
                                    ========    =========

Liabilities and Deficit
Due to the Department of Treasur$          -    $ 208,188
Due to Lynch Interactive              61,857       49,513
Partnership Deficit                  (34,875)     (14,008)
Total liabilities and deficit       $ 26,982    $ 243,693
                                    ========    =========

Included in "Due to Lynch Interactive" are interest and other financing fees aggregating $40.9 million and $24.8 million at December 31, 1998 and 1997, respectively. The net investment in Lynch Interactive's combined balance sheet is $18.8 million at December 31, 1998, which includes cash advances plus capitalized interest of $3.5 million ($1.6 million, $1.5 million and $0.4 million capitalized in 1998, 1997, and 1996, respectively).

On April 15, 1999, the Federal Communications Commission completed a reauction of all the "C-Block" licenses that were returned to it subsequent to the original auction, including the 15MHz licenses that Fortunet returned on June 8, 1998, in the basic trading areas of Tallahassee, Panama City, and Ocala, Florida. In that reauction, the successful bidders paid a total of $2.7 million for the three licenses as compared to the $18.8 million carrying amount of Interactive's investment in Fortunet. Accordingly, for the quarter ended March 31, 1999, Interactive has provided a reserve of $15.4 million to write down its investment in Fortunet to reflect the amount bid for similar licenses in the reauction, plus an additional $0.7 million of capitalized expenses and interest, to leave a carrying value of $3.4 million.

In the F-Block Auction, East/West Communications, Inc. ("East/West," formerly Aer Force Communications B L.P.), acquired five licenses to provide personal communications services in geographic areas of the United States with a total population of 20 million at a net bid of $19.0 million. In order to fund
East/West's participation in the auction, the Company borrowed $11.8 million under a short-term facility from Gabelli Funds, Inc. ("GFI"), an affiliate of the Chairman and CEO of the Company. The money was repaid after completion of the auction. $10.0 million of this was repaid with monies returned from the FCC upon completion of the auction. In May and July 1997, the licenses were awarded. $15.2 million of the cost of the licenses is financed with a loan from the United States Government. As of November 30, 1997, Lynch Interactive had invested $225,000 in partnership equity and provided the partnership with a loan of $3.5 million. In December 1997, the partnerships converted to a corporation with Lynch Interactive receiving 49.9% of the common stock. Lynch Interactive spun off 39.9% of the common stock of East/West to its shareholders and transferred 10% of East/West stock to GFI in satisfaction of an obligation to pay it 10% of the net profits (after a capital charge) as partial compensation for a loan. Prior to the conversion, Lynch Interactive contributed a portion of the debt owed to it as a contribution to capital and immediately after the conversion the remaining debt owed to it ($4.5 million book value) was converted into 7,800 shares ($7,800,000 liquidation preference) of Redeemable Preferred Stock. At that time Lynch Interactive obligation to make further loans was terminated. The Redeemable Preferred Stock has a 5% payment-in-kind dividend and is mandatorily redeemable in 2009 subject to earlier payment in certain circumstances.

During 1998, Rivgam Communicators, LLC ("Rivgam"), a subsidiary of GFI, transferred to Lynch PCS Corporation G ("Lynch PCS G") a subsidiary of Lynch Interactive, its 10 MHZ PCS license covering the Rand-McNally basic trading area of Las Cruces, New Mexico. This transfer was in full settlement of an agreement between Lynch PCS G and Rivgam. This agreement provided that Lynch PCS G would be compensated for certain bidding and administrative services it provided to Rivgam in the PCS D and E Block Auctions by receiving a 10% net profit interest (after capital charges) in any PCS licenses acquired by Rivgam. The transfer was accounted for as a non-monetary transaction and resulted in Lynch Interactive recognizing management service income of $1.0 million in 1998 based upon the estimated fair value of the license. Lynch PCS G has similar arrangements with two separate entities in which GFI has minority interests in which Lynch PCS G is entitled to receive a 5% net profit interest (after capital charges) in licenses acquired in the WCS and LMDS Auctions.

5.       Investments in Affiliated Companies

In the accompanying financial statements, Interactive's ownership of Spinnaker has been accounted for using the equity method of accounting due the to overall influence and ownership of Lynch. The market value of this investment is $13,625,000, $17,125,000, and $20,225,000 at March 31, 1999 and December 31,
1998 and 1997, respectively. The carrying value of this investment for the same periods is $820,000, $1,137,000, and $1,594,000, respectively.

Lynch Entertainment Corporation ("LENCO"), a wholly-owned subsidiary of the Company, has a 20% investment in Coronet Communications Company ("Coronet"), which operates television station WHBF-TV, a CBS affiliate in Rock Island, Illinois. Lynch Entertainment Corporation II ("LENCO II"), a wholly-owned subsidiary of the Company, has a 49% investment in Capital Communications Company ("Capital"), which operates television station WOI-TV, an ABC affiliate in Des Moines, Iowa. These investments are accounted for on an equity basis.

At December 31, 1998 and 1997, LENCO's investment in Coronet was carried at a negative $1,262,000 and a negative $1,612,000, respectively, due to LENCO's guarantee of $3.8 million of $13.6 million of Coronet's third party debt. In 1997, Coronet repaid a $2.9 million loan to LENCO plus accrued interest. Long-term debt of Coronet, at December 31, 1998, is comprised of $13.6 million due to a third party lender which is due quarterly through December 31, 2003. The Company recorded interest income on the LENCO debt of $30,000 and $287,000 for the years ended December 31, 1997 and 1996, respectively.

At December 31, 1998 and 1997, LENCO II's investment in Capital is carried at zero as its share of net losses recognized to date have exceeded its net investment. LENCO II also owns $10,000 of Preferred Stock B of Capital, which is convertible at any time into the Common Stock of Capital in a sufficient amount to bring LENCO II's ownership to 50%.

Summarized financial information for companies listed above accounted for by the equity method is as follows:


                                                            Combined Information
                                                      1998         1997          1996
                                                      -------------------------------
                                                              (In thousands)
Current assets                                     $  92,093    $  73,167           -
Property, plant & equipment, intangibles & other     156,741      107,076           -
Current liabilities                                   91,801       31,717           -
Long term debt & other long term liabilities         156,590      147,574           -
Net revenues                                         298,326      247,497     262,401
Gross profit                                          40,743       37,811      38,403
Net loss before extraordinary item                    (4,563)      (1,191)       (123)
Net loss                                              (4,563)      (1,191)     (1,966)


6.       Notes Payable and Long-term Debt

Long term debt represents borrowings by specific entities which will become subsidiaries of Interactive.

Long-term  debt  consists  of (all  interest  rates are at December  31,  1998):
Interest rates at March 31, 1999 have not significantly changed except where noted.

                                                                                   (Unaudited)
                                                                                     March 31,           December 31,
                                                                                      1999          1998          1997
                                                                                -------------- -------------- ------------
                                                                                              (In thousands)
RuralElectrification  Administration  (REA) and Rural Telephone Bank (RTB) notes payable in equal  quarterly  installments  through  2027 at fixed  interest rates ranging from 2% to 7.5% (4.7% weighted average), secured by assets of
     the telephone companies of $107.2 million                                         $ 49,345     $ 45,264     $ 47,109

Bank credit  facilities  utilized by certain  telephone  and  telephone  holding companies through 2009, $33.7 million at a fixed interest rate averaging 8.9%
   (8.7% at March 31, 1999) and $16.9 million at variable interest rates
   averaging 7.3% (6.7% at March 31, 1999)                                               44,412       50,623       54,633

Unsecured notes issued in connection with acquisitions; all at fixed interest rates
    averaging 9%                                                                         28,243       28,003       28,049

Other                                                                                     3,672        3,773        4,409
                                                                                      ---------    ---------    ---------
                                                                                        125,672      127,663      134,200
Current maturities                                                                       (7,855)      (8,639)      (7,583)
                                                                                         ------       ------       ------
                                                                                      $ 117,817    $ 119,024    $ 126,617
                                                                                      =========    =========    =========

REA debt of $12.2 million bearing interest at 2% has been reduced by a purchase price allocation of $2.6 million reflecting an imputed interest rate of 5%. Unsecured notes issued in connection with the telephone company acquisitions are predominantly held by members of management of the telephone operating companies.

On a combined basis, at December 31, 1998, the company maintains short-term and long-term line of credit facilities totaling $48.7 million (subject to limitations that reduce the availability to $40.4 million), of which $16.6 million ($15.8 million at March 31, 1999) was available for future borrowings. Lynch maintains $20.0 million short-term line of credit facilities, of which $4.9 million was available at December 31, 1998. Borrowings under these facilities have been allocated to Interactive (Parent Company) as it anticipates that these facilities will be transferred to Interactive. Borrowings under these facilities, which are at the same terms as between Lynch and third party lenders, are included under the caption "Notes Payable to Parent." The

Morgan Group maintains lines of credit totaling $15.0 million, $8.7 million of which was available at December 31, 1998 ($3.3 million was available at March 31, 1999). On January 28, 1999, Morgan executed a new two year renewable $20.0 million revolving credit facility which replaces the $15.0 million line. If not renewed, this credit facility will convert to a three year term loan. The interest rates will be variable and adjusted quarterly. These facilities, as well as facilities at other subsidiaries of Lynch Interactive, generally limit the credit available under the lines of credit to certain variables, such as receivables and other current assets, and are secured by the operating assets of the subsidiary, and include various financial covenants. At December 31, 1998, $21.7 million of these total facilities expire within one year. The weighted average interest rate for short-term borrowings at December 31, 1998 was 7.8%. The Company pays fees ranging from 0% to 0.375% on its unused lines of credit. Morgan has $6.6 million of letters of credit outstanding at December 31, 1998, which are required for self-insurance retention reserves and other business needs.

In general, the long-term debt facilities are secured by substantially all of the Company's property, plant and equipment, receivables and common stock of certain subsidiaries and contain certain covenants restricting distributions to Lynch Interactive. At December 31, 1998 and 1997, substantially all the subsidiaries' net assets are restricted.

Cash payments for interest were $10.1 million, $9.8 million and $5.4 million for the years ended December 31, 1998, 1997 and 1996, respectively, and $2.6 million and $3.1 million for the three months ended March 31, 1999 and 1998, respectively.

Aggregate principal maturities of long-term debt at December 31, 1998 for each of the next five years are as follows: 1999--$8.6 million; 2000--$15.8 million; 2001--$11.9 million, 2002--$11.1 million and 2003--$5.3 million.

7.       Minority Interests and Other Related Party Transactions

Interactive owns all of the Class B common stock of The Morgan Group, Inc. and 155,900 shares of Morgan's Class A common stock, which in the aggregate represents 68% of the combined voting power of the combined classes of Morgan's common stock and 53% of the economic equity ownership. The Class B Morgan common stock is entitled to two votes per common share.

During 1998, Lynch entered into a five-year lease for its corporate headquarters for an annual payment of $90,000 with an affiliate of its Chairman and Chief Executive Officer. It is anticipated that Interactive will be added as a lessee to this lease.

8.       Stock Option Plans

On June 4, 1993, the Board of Directors of Morgan approved the adoption of a stock option plan which provides for the granting of incentive or non-qualified stock options to purchase up to 200,000 shares of Class A Common Stock to officers, including members of Morgan's Board of Directors, and other key employees. No options may be granted under this plan at less than the fair market value of the Common stock at the date of the grant, except for certain non-employee directors. Although the exercise period is determined when options are actually granted, an option shall not be exercised later than 10 years and one day after it is granted.
 Stock options granted will terminate if the grantee's employment terminates prior to exercise for reasons other than retirement, death, or disability. Stock options vest over a four year period pursuant to the terms of the plan, except for stock options granted to a non-employee director, which are immediately vested.

Morgan employees have been granted non-qualified stock options to purchase 113,000 shares of Class A

Common stock, net of cancellations and exercises, at prices ranging from $7.00 to $9.39 per share. Non- employee directors have been granted non-qualified stock options to purchase 57,000 shares of Class A Common stock, net of cancellations and exercises, at prices ranging from $6.20 to $10.19 per share. As of December 31, 1998, there were 123,625 options to purchase shares granted to Morgan's employees and non-employee directors which were exercisable based upon the vesting terms, of which 30,375 shares had option prices less than the December 31, 1998 closing price of $73/8.

On February 29,1996, Lynch Corporation adopted a Stock Appreciation Rights program for certain employees. To date, 43,000 of Stock Appreciation Rights ("SAR") have been granted at prices ranging from $63 to $85 per share. Upon the exercise of a SAR, the holder is entitled to receive an amount equal to the amount by which the market value of the Company's common stock on the exercise date exceeds the grant price of the SAR. Effective September 30, 1998, Lynch amended the SAR program so that the SAR's became exercisable only if the market price for the Lynch's shares exceeds 200% of the SAR exercise price within five years from the original grant date. This amendment eliminated the recording of the profit and loss effect of the SAR's for changes in the market price in the Company's common stock until it becomes probable that the SAR's will become exercisable. With respect to the 43,000 units currently outstanding, each representing on share of Lynch stock outstanding at the time of the Spin Off, the units will be divided into two units, one representing one share of Interactive stock and one representing one share of Lynch stock. The original unit grant price will be divided between the two new units based upon the average relative market price of Interactive stock versus Lynch stock for the five trading days beginning on the eleventh trading day after the effective date of the Spin Off. The net income (expense) relating to this program that was allocated to Interactive prior to the time of the amendment was $139,000 in income in 1998 and ($329,000) of expense in 1997. There was no expense for this program in 1996.

9.       Income Taxes

Lynch Corporation files consolidated federal and state income tax returns which include all eligible subsidiaries, including Interactive. The provisions (benefits) for income taxes in the combined statements of operations for all periods presented have been computed assuming Interactive had not been included in a consolidated income tax return with Lynch. All income tax payments are made by Interactive through Lynch.

Deferred income taxes for 1998 and 1997 are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Cumulative temporary differences at December 31, 1998 and 1997 are as follows:


                                                     Dec. 31, 1998            Dec. 31, 1997
                                                     Deferred Tax              Deferred Tax
                                                     Asset     Liability   Asset  Liability
                                                     --------------------------------------
                                                               (In Thousands)

Fixed assets revalued under purchase accounting and  $     -   $ 7,535  $     -   $ 7,455
tax over book depreciation
Discount on long-term debt                                 -     1,085        -     1,184
Basis difference in subsidiary and affiliate stock         -     1,740        -     1,796
Partnership tax losses in excess of book losses            -     1,309        -     2,849
Other reserves and accruals                            4,145         -    3,759         -
Other                                                    120     1,338      389     1,468
                                                         ---     -----      ---     -----
Total deferred income taxes                           $4,265   $13,007   $4,148   $14,752
                                                      ======   =======   ======   =======

   The provision (benefit) for income taxes is summarized as follows:

                             1998       1997      1996
                             -------------------------
                                   (In Thousands)
Current payable taxes:
  Federal                   $ 5,868    $(3,000)   $(708)
  State and local               850        429      113
                              6,718     (2,571)    (595)
Deferred taxes:
 Federal                     (1,858)     1,707      343
 State and local                 (3)        34        1
                             (1,861)     1,741      344
                             ------      -----      ---
                            $ 4,857    $  (830)   $(251)
                            =======    =======    =====

A reconciliation of the provision (benefit) for income taxes from continuing operations and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest, and extraordinary item follows:

                                                 1998        1997        1996
                                                 ----------------------------
                                                        (In Thousands)

Tax at statutory rate                           $ 3,641    $(1,244)   $(490)
Increases (decreases):
State and local taxes, net of federal benefit       558        306       75
Amortization of goodwill                            387        314       81
Operating losses of subsidiaries                    313       (224)     209
Reduction attributable to special election by
 captive insurance company                            -       (155)    (194)
Other                                               (42)       173       68
                                                $ 4,857    $  (830)   $(251)
                                                =======    =======    =====

Net cash payments (receipts) for income taxes were $5.6 million, $0.7 million and $1.9 million for the years ended December 31, 1998, 1997 and 1996, respectively, and $0.7 million and $0.2 million for the three months ended March 31, 1999 and 1998, respectively.

10.      Employee Benefit Plans

The company, through its operating subsidiaries, has several and various employee retirement type plans including defined benefit, defined contribution (including profit sharing and 401(k) and multi-employer plans. The following table sets forth the combined expenses for these plans (dollars in thousands):


                       1998   1997   1996
                       ----   ----   ----

Defined Contribution   $688   $691   $423
Defined Benefit         101     58     81
Multi-Employer            -     61     56
                       ----   ----   ----
  Total                $789   $810   $560
                       ====   ====   ====

There were no unfunded pension liabilities for any of the years from 1998 to 1996.

12.      Contingencies

Lynch Interactive has pending claims incurred in the normal course of business. Management believes that the ultimate resolution of these claims will not have a material adverse effect on the combined liquidity, financial position or operations of Lynch Interactive.

13.      Segment Information

The Company is  principally  engaged in two business  segments:  multimedia  and services. All businesses are located domestically, and substantially all revenues are domestic. The multimedia segment includes local telephone companies, the investment in PCS entities and investments in two network-affiliated television stations. The services segment includes transportation and related services.

Services provided by Morgan to Oakwood Homes Corporation accounted for approximately $31.8 million, $21.6 million and $12.9 million in 1998, 1997, and 1996, respectively. In addition, another Morgan customer, Fleetwood Enterprises, Inc. accounted for approximately $26.0 million, $28.1 million, and $26.6 million of revenues in 1998, 1997, and 1996, respectively. $13.4 million of the Company's accounts receivable are related to the services segment and are principally due from companies in the mobile home and recreational vehicle industry located throughout the United States. The Company believes that its telecommunications businesses are not dependent on any single customer.

EBITDA (before corporate allocation) for operating segments is equal to operating profit before interest, taxes, depreciation, amortization and allocated corporate expenses. EBITDA is presented because it is a widely accepted financial indicator of value and ability to incur and service debt. EBITDA is not a substitute for operating income or cash flows from operating activities in accordance with generally accepted accounting principles.

Operating profit (loss) is equal to revenues less operating expenses, excluding unallocated general corporate expenses, interest and income taxes. Lynch allocates a portion of its general corporate expenses to its operating segments. Such allocation to the Company was $639,000, $632,000 and $632,000 during the years ended December 31, 1998, 1997 and 1996, respectively and $533,000 and $158,000 for the three months ended March 31, 1999 and 1998, respectively. Identifiable assets of each industry segment are the assets used by the segment in its operations excluding general corporate assets. General corporate assets are principally cash and cash equivalents, short-term investments and certain other investments and receivables.


                                           (Unaudited)
                                        Three Months Ended
                                            March 31,                   Year ended December 31
                                          1999         1998        1998         1997         1996
                                     ------------ ------------ ------------ ------------ ------------
Revenues
  Multimedia                           $  13,387    $  12,932    $  54,622    $  47,908    $  28,608
  Services                                35,325       33,971      150,454      146,154      132,208
                                          ------       ------      -------      -------      -------
Combined total                         $  48,712    $  46,903    $ 205,076    $ 194,062    $ 160,816
                                       =========    =========    =========    =========    =========

EBITDA (before corporate allocation)
  Multimedia                           $   7,123    $   6,995    $  29,389    $  24,666    $  15,863
  Services                                   659          (27)       3,337        2,190       (1,665)
  Corporate expenses, gross                 (587)      (1,046)      (1,826)      (2,310)      (2,100)
                                            ----       ------       ------       ------       ------
  Combined total                       $   7,195    $   5,922    $  30,900    $  24,546    $  12,098
                                       =========    =========    =========    =========    =========

Operating profit
  Multimedia                           $   3,498    $   3,324    $  15,757    $  11,845    $   6,611
  Services                                   325         (347)       2,007        1,015       (3,263)
  Unallocated corporate expense             (256)        (654)      (1,107)      (1,572)      (1,408)
                                            ----         ----       ------       ------       ------
  Combined total                       $   3,567    $   2,323    $  16,657    $  11,288    $   1,940
                                       =========    =========    =========    =========    =========

Depreciation and amortization
  Multimedia                           $   3,322    $   3,320    $  12,995    $  12,175    $   8,653
  Services                                   309          295        1,230        1,075        1,498
  All other                                  (19)         (22)          18            8            7
                                             ---          ---        -----       ------       ------
  Combined total                       $   3,612    $   3,593    $  14,243    $  13,258    $  10,158
                                       =========    =========    =========    =========    =========


Capital expenditures
  Multimedia                           $   1,812    $   1,924    $  11,028    $  10,914    $  11,056
  Services                                   458          255          566          919        1,007
  General corporate                            -            7           48            4           17
                                         -------     --------     --------     --------     --------
  Combined total                       $   2,270    $   2,186    $  11,642    $  11,837    $  12,080
                                       =========    =========    =========    =========    =========


Total assets
  Multimedia                           $ 171,545    $ 195,125    $ 195,010    $ 146,285    $ 178,415
  Services                                33,226       35,329       33,590       83,784       34,046
  General corporate                        1,811        4,130          879        4,307        1,310
                                           -----        -----          ---        -----        -----
     Combined total                    $ 206,582    $ 234,584    $ 229,479    $ 234,376    $ 213,771
                                       =========    =========    =========    =========    =========


Total operating profit for
  reportable segments                  $   3,567    $   2,323    $  16,657    $  11,288    $   1,940
Other profit or loss:
 Investment income                           816          571        1,865        1,678        2,150
  Interest expense                        (2,684)      (2,736)     (10,383)      (9,740)      (6,293)
Equity in earnings of
 affiliated companies                       (258)         (41)        (629)        (125)        (309)
Reserve for impairment of investment
  in PCS license holders                 (15,406)           -            -       (7,024)           -
Gain on sales of subsidiary and
 affiliate stock and other
 operating assets                              -            -        3,198          263        1,072
                                       ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes,
  minority interests
  and extraordinary item               $ (13,965)   $     117    $  10,708    $  (3,660)   $  (1,440)
                                       =========    =========    =========    =========    =========

14.        Subsequent Events

On February 22, 1999, Lynch's 53%-owned subsidiary, The Morgan Group, Inc. announced a tender offer to purchase shares of its Class A common stock. Under terms of the offer, Morgan would determine the price to be paid for shares between $8.50 and $10.00 per share. The tender offer concluded on March 19, 1999, whereby Morgan purchased 102,528 shares at $9.00 per share. Lynch did not tender any of its Morgan shares. The effect of this transaction on Interactive was to increase the voting power in Morgan's combined classes of common stock from 68% to 70% and to increase the economic equity ownership from 53% to 55%.

On May 26, 1999, Interactive subsidiaries entered into an agreement to acquire by merger Central Scott Telephone Company ("Scott") for approximately $28.1 million in cash. Scott has approximately 6,000 access lines in Scott County, Iowa. Interactive expects to fund the acquisition principally through borrowings. Consummation of the transactions is subject to certain conditions, including approval by the holders of a majority of the common stock of Scott. Scott had revenues of $4.4 million in 1998. While Scott was profitable in 1998, Scott is not expected to contribute to Interactive's earnings in 1999 due to interest expense on the expected financing debt.